Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and between

SEGRO PLC

and

HEALTH CARE PROPERTY INVESTORS, INC.

Dated as of June 3, 2007

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement, dated as of June 3, 2007, is made by and between SEGRO plc, a public limited company incorporated under the laws of England and Wales, with registered number 167591 (“Seller”), and Health Care Property Investors, Inc., a Maryland corporation (“Buyer”).

RECITALS

WHEREAS, Slough Trading Estates plc, a private limited company incorporated under the laws of England and Wales, with registered number 01184323, and a wholly-owned subsidiary of Seller (“STE”), beneficially owns all of the issued and outstanding shares of (i) common stock, par value $1.00 per share, and (ii) Series A cumulative nonvoting preferred stock, par value $1,000 per share (collectively, the “Shares”), of Slough Estates USA Inc., a Delaware corporation and a wholly-owned subsidiary of Seller (the “Company”);

WHEREAS, the Shares constitute all of the issued and outstanding equity securities of the Company; and

WHEREAS, Buyer desires to purchase from STE, and Seller desires to cause STE to sell to Buyer, the Shares, upon the terms and subject to the conditions set forth in this Agreement (the “Sale”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1             Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“1031 Transferors” has the meaning ascribed to such term in Section 5.25(d)(ii).

“1994 Plan” means the Slough Estates plc 1994 Executive Share Option Scheme (No. 2).

“2002 Plan” means the Slough Estates plc 2002 Unapproved Executive Share Option Plan adopted on May 14, 2002.

“Acquisition Proposal” means any inquiry, offer or proposal from any Person (other than Buyer or its Affiliates) regarding, relating to, or that would reasonably be expected to lead to (i) the direct or indirect sale or other disposition, in one transaction or a series of transactions, by merger, consolidation, business combination, share exchange, joint venture or otherwise, of any assets of the Company or any of its Subsidiaries representing 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) the issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the outstanding securities of the Company, (iii) any transaction that if consummated would result in any Person or group beneficially owning 20% or more of the voting power of the Company or in which any Person or group shall acquire the right to acquire beneficial ownership of 20% or more of the outstanding voting power of the outstanding securities of the Company, or (iv) any transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the foregoing shall not apply in respect of any transactions involving Seller’s ordinary shares.

“Action” means any action, claim, suit, proceeding or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Entity.

“Affected Employees” has the meaning ascribed to such term in Section 5.4(a).

“Affiliate” means, with regard to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company Indebtedness” has the meaning ascribed to such term in Section 2.1(b)(ii).

“Aggregate Company Indebtedness Statement” has the meaning ascribed to such term in Section 2.3(c).

“Agreement” means this Agreement, as the same may be amended or supplemented, together with all the exhibits and schedules attached hereto.

“Alternate Transaction Schedule” has the meaning ascribed to such term in Section 5.25(a).

“Alternate Transaction Tax Notice” has the meaning ascribed to such term in Section 5.25(j).

“Alternate Transactions” has the meaning ascribed to such term in Section 5.25(a).

“Annuity” means an annuity to be purchased by the Company for the benefit of Marshall Lees (and his survivor, if any) in full satisfaction of the Company’s obligations with respect to benefits accrued under the Executive Retirement Plan through the Closing Date.

“Assignee” has the meaning ascribed to such term in Section 5.25(d)(i).

“Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date included in the Financial Statements.

“Balance Sheet Date” means December 31, 2006.

“Bergschneider LTIP Awards” means the following awards that have been made, or will be made, to Jonathan Bergschneider:  (i) the award under the LTIP in respect of 16,908 shares in Seller; and (ii) the Bergschneider New Award.

“Bergschneider New Award” means the award to be made to Jonathan Bergschneider under the LTIP prior to the Closing Date in respect of the fiscal year ended December 31, 2006.

“Business” means the ownership, acquisition, development, leasing and operation of life science, laboratory and biomedical-related properties.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required or authorized by Law to be closed in New York, New York.

“Buyer” has the meaning ascribed to such term in the preamble of this Agreement.

“Buyer Expenses” means an amount equal to Buyer’s direct out-of-pocket, third-party expenses incurred in connection with the Financing or this Agreement and the transactions contemplated thereby or hereby (including reasonable attorneys’, accountants’ and investment bankers’ fees and expenses), which in no event shall be greater than $5,000,000.

“Buyer Indemnified Parties” has the meaning ascribed to such term in Section 8.2(a).

“CapEx Agreements” has the meaning ascribed to such term in Section 3.17(a)(xii).

“Charterhouse LLCs” has the meaning ascribed to such term in Section 5.25(c)(i).

“Charterhouse Entities” means CHR Holdings LLC, Charterhouse Group, Inc., Charterhouse Equity Managers LP, Charterhouse Equity Managers II, LP, Charterhouse Equity Managers III, LP, Charterhouse Equity Partners LP, Charterhouse Equity Partners II, LP, Charterhouse Equity Partners III, LP and Charterhouse Equity Partners IV, LP.

“Circular” means the circular sent by Seller to its shareholders following the execution of this Agreement, convening a general meeting of its shareholders to approve  the Sale and the transactions contemplated hereby, in the form necessary to comply with Law and the UKLA Listing Rules.

“Closing” has the meaning ascribed to such term in Section 2.2(a).

“Closing Consideration” has the meaning ascribed to such term in Section 2.2(c)(i).

“Closing Date” has the meaning ascribed to such term in Section 2.2(a).

“Closing Indebtedness” means the principal amount of and all accrued interest on all outstanding Indebtedness of the Company and its Subsidiaries under the Contracts set forth on Section 1.1A of the Seller Disclosure Letter immediately prior to the Closing Indebtedness Repayment, as such agreements may be refinanced, amended, supplemented or otherwise modified prior to such time to the extent permitted by this Agreement.

“Closing Indebtedness Loan” has the meaning ascribed to such term in Section 5.11.

“Closing Indebtedness Repayment” has the meaning ascribed to such term in Section 5.11.

“Code” means the Internal Revenue Code of 1986, as amended, and the related regulations and published interpretations.

“Company” has the meaning ascribed to such term in the recitals to this Agreement.

“Company Confidential Information” means (i) all non-public information disclosed prior to the Closing by Seller, the Company or its Subsidiaries or their respective Representatives to Buyer or any Affiliate thereof or their respective Representatives that is related to the business of the Company and (ii) Company Tenant Information.

“Company Contracts” has the meaning ascribed to such term in Section 3.17(a).

“Company Indemnitees” has the meaning ascribed to such term in Section 5.18(a).

“Company Intellectual Property” means the Intellectual Property owned or licensed from third parties by the Company or its Subsidiaries.

“Company Leases” has the meaning ascribed to such term in Section 3.14(k).

“Company Plan” means each Plan that is maintained, sponsored or entered into by the Company or its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries.

“Company Property” has the meaning ascribed to such term in Section 3.14(a).

“Company Tenant Information” means any confidential information, records or documents, whether physical or electronic, containing data or information regarding past and present tenants of the Company or its Subsidiaries who are not past or present tenants of Seller or its Affiliates (other than the Company and its Subsidiaries).

“Company Title Insurance Policy” has the meaning ascribed to such term in Section 3.14(c).

“Company Title Insurance Policy Effective Date” has the meaning ascribed to such term in Section 3.14(c).

“Competitive Business” has the meaning ascribed to such term in Section 5.23(b)(i).

“Competitive Business Offer Period” has the meaning ascribed to such term in Section 5.23(b)(ii).

“Confidentiality Agreement” means the confidentiality agreement, dated November 15, 2006, by and between Seller and Buyer, as amended from time to time prior to the Closing.

“Contest” has the meaning ascribed to such term in Section 5.12(e)(ii).

“Contract” means any written contract, agreement, commitment, franchise, indenture, lease or license.

“Converted Entity” has the meaning ascribed to such term in Section 5.25(b)(ii).

“Damages” has the meaning ascribed to such term in Section 8.2(a).

“Development Property” has the meaning ascribed to such term in Section 3.14(d).

“Dispute Notice” has the meaning ascribed to such term in Section 2.3(d).

“Encumbrance” means any lien, security interest, option, right of first offer or right of first refusal, or any similar pre-emptive right, any pledge, mortgage, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting, easement, right of way, covenant, condition or restrictions or any other encumbrance to title, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws (to the extent applicable).

“Environmental Claim” means any Action by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or (b) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” means any corporation or other trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries, is (or at any relevant time was) treated as a “single employer” within the meaning of Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Estimated Aggregate Company Indebtedness” has the meaning ascribed to such term in Section 2.3(a).

“Estimated Closing Adjustment” has the meaning ascribed to such term in Section 2.3(b).

“Estimated Executive Retirement Plan Settlement Amount” means a good faith estimate prepared by Seller of the sum of (i) the purchase price for the Annuity and (ii) the amount of the related tax gross-up payment to be made pursuant to Section 3.09 of the Executive Retirement Plan.

“Estimated Net Assets” has the meaning ascribed to such term in Section 2.3(a).

“Executive Awards” means, collectively, the Lees Awards, the Rohner Awards and the Bergschneider LTIP Awards.

“Executive Retirement Plan” means the Amendment and Restatement of the Slough Estates USA Incorporated Executive Retirement Plan, as amended from time to time.

“Executive Plans” means, collectively, the LTIP, the 1994 Plan and the 2002 Plan.

“Existing Debt Agreements” has the meaning ascribed to such term in Section 6.1(d).

“Final Allocation” has the meaning ascribed to such term in Section 5.25(e).

“Final Aggregate Company Indebtedness” has the meaning ascribed to such term in Section 2.3(f).

“Final Aggregate Company Indebtedness Adjustment” means an amount equal to the difference between the Final Aggregate Company Indebtedness and the Estimated Aggregate Company Indebtedness (it being understood that the Final Aggregate Company Indebtedness Adjustment may be either a positive or a negative number).

“Final Closing Balance Sheet” has the meaning ascribed to such term in Section 2.3(f).

“Final Net Assets” has the meaning ascribed to such term in Section 2.3(f).

“Final Net Assets Adjustment” means an amount equal to the difference between the Final Net Assets and the Estimated Net Assets (it being understood that the Final Net Assets Adjustment may be either a positive or a negative number).

“Financial Statements” means, collectively, (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 and 2005 and (ii) the audited consolidated statements of income and cash flows of the Company and its Subsidiaries for each of the three years in the period ended December 31, 2006, including the related notes thereto.

“Financing” has the meaning ascribed to such term in Section 4.7(a).

“Financing Alternative” has the meaning ascribed to such term in Section 5.13(d).

“Financing Commitments” has the meaning ascribed to such term in Section 4.7(a).

“Funds Flow Memo” has the meaning ascribed to such term in Section 5.11.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any federal, national, state, provincial, local or other government, governmental, regulatory or administrative authority, agency, bureau, board, commission, department, tribunal or instrumentality thereof or any court, tribunal, or judicial or arbitral body.

“Governmental Filings” has the meaning ascribed to such term in Section 3.8.

“Guarantees” has the meaning ascribed to such term in Section 5.17(a).

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“Holdco” has the meaning ascribed to such term in Section 5.25(b)(i).

“Holding Company Transaction” has the meaning ascribed to such term in Section 5.25(a).

“Incremental Damages” means any Damages (other than Taxes) arising solely as a result of the implementation or consummation of the selected Alternate Transaction, which Damages would not have been incurred by Seller or its Subsidiaries if the Closing had occurred and the selected Alternate Transaction had not been implemented.

“Incremental Taxes” means the excess of (x) any Taxes (including any Taxes imposed on the receipt of indemnification payments pursuant to Section 5.25) imposed on the income or gain recognized by Seller or its Subsidiaries (including the Company, except to the extent such Taxes are paid or payable by the Buyer or its Subsidiaries after the Closing) on the selected Alternate Transaction (taking into account, for the avoidance of doubt and as applicable, the use of foreign Tax credits arising from the selected Alternate Transaction or the loss of foreign Tax credits allowed under the Tax laws of the United Kingdom, whether due to the corporate law treatment of the selected Alternate Transaction, the recharacterization of the selected Alternate Transaction under the laws of the United States or the United Kingdom, or otherwise), over (y) the amount of any Taxes that would have been imposed on Seller or its Subsidiaries if the Closing had occurred and the selected Alternate Transaction had not been implemented; provided, however, that in calculating Incremental Taxes, any Taxes incurred or saved with respect to the acquisition, ownership or disposition (including by way of distribution) of the Charterhouse Entities shall not be taken into account.

“Indebtedness” means, with respect to any Person, without duplication:  (i) indebtedness for borrowed money; (ii) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person; and (iii) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP; in each case, whether contingently, or otherwise, and whether as obligor or guarantor.

“Indemnified Parties” has the meaning ascribed to such term in Section 8.2(b).

“Indemnifying Party” has the meaning ascribed to such term in Section 8.2(c).

“Indemnity Agreement” has the meaning ascribed to such term in Section 5.18(a).

“Independent Accounting Firm” means a mutually acceptable nationally recognized firm of independent certified public accountants that has not provided material services to either Seller or Buyer or their Affiliates in the preceding three years, or if no such firm is available and willing to serve, then a mutually acceptable certified public accountant with significant relevant experience, in each case, upon which Buyer and Seller shall have mutually agreed; provided, however, that if Seller and Buyer are unable to select such accounting firm or accountant within thirty (30) days after delivery of written notice of a disagreement, either party may request the American Arbitration Association to appoint, as soon as possible from the date of such request, an independent accounting firm or certified public accountant, in each case, meeting the requirements set forth above.

“Initial Purchase Price” has the meaning ascribed to such term in Section 2.1(b)(i).

“Intellectual Property” means all trademarks, patents, copyrights and trade secrets and all other intellectual property rights in any jurisdiction, to the extent recognized under the Laws of such jurisdiction.

“Intercompany Accounts” means all intercompany receivables, payables and loans existing between Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand.

“Interim Period” means a taxable period that begins before the Closing Date and ends after the Closing Date.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of Marshall Lees, Randy Rohner, Jonathan Bergschneider, Samantha Mukundu Ramamoorthy, Douglas Kramer, Ian D. Coull and David Sleath.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lees Awards” means the following awards that have been made, or will be made, to Marshall D. Lees: (i) an option over 28,662 shares in Seller granted under the 1994 Plan; (ii) an option over 86,742 shares in Seller granted under the 2002 Plan; and (iii) the Lees LTIP Awards.

“Lees Employment Agreement” means that certain Employment Agreement by and between the Company and Marshall Lees, dated December 28, 1998.

“Lees LTIP Awards” means the following awards that have been made, or will be made, to Marshall D. Lees under the LTIP in respect of (i) 23,726 shares in Seller, (ii) 53,390 shares in Seller, (iii) 73,044 shares in Seller and (iv) the Lees New Award.

“Lees New Award” means the award to be made under the LTIP prior to the Closing Date to Marshall D. Lees in respect of the fiscal year ended December 31, 2006.

“Lees Retention Letter” means that certain letter agreement by and between Slough Estates Administration Ltd and Marshall Lees, dated December 22, 2006.

“Limited Partnership” means each of Britannia Biotech Gateway Limited Partnership, Torrey Pines Science Center Limited Partnership and LASDK Limited Partnership.

“LTIP” means the Slough Estates plc Share Incentive Scheme adopted in July 1994.

“Material Adverse Effect” means any circumstance, change in or effect on the Company or its Subsidiaries that, when considered either alone or in combination, (x) is materially adverse to the assets, results of operations or the financial condition of the Company and its Subsidiaries, taken as a whole, or (y) prevents, materially impairs or materially delays the Company’s ability to consummate any of the transactions contemplated by this Agreement; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a Material Adverse Effect:  (i) general economic conditions in any of the markets or geographical areas in which the Company or any of its Subsidiaries operate (including the real estate market); (ii) any change in the United States’ financial, banking or capital markets in general; (iii) any calamity or other conditions generally affecting any of the industries in which the Company and its Subsidiaries operates (including the real estate market); (iv) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (v) changes in Law or in GAAP or interpretations thereof, except, in the case of any event described in subclauses (i), (ii), (iii), (iv) and (v) above, to the extent such event materially and disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to that of the competitors of the Company and its Subsidiaries; and (vi) the announcement of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby.

“Net Assets” means, for the Company as of a particular date of determination, total assets minus total liabilities, in each case determined utilizing accounting principles and procedures consistent with those utilized to prepare the Balance Sheet; excluding, however, in all cases, the Net Assets Carve-Outs; provided, however, that all obligations of the Company or any of its Subsidiaries in respect of (i) the settlement of the Lees Employment Agreement or the Lees Retention Letter in accordance with Section 5.4(g) (including, without limitation, amounts payable in settlement of the “special bonus” and any and all other bonus compensation described in the Lees Retention Letter), (ii) any current or future bonus and incentive compensation under the Retention Letters and all other employment and compensation agreements, plans or other arrangements (including, without limitation, any and all bonus compensation described in the Retention Letters), or (iii) employment taxes payable in respect of the amounts described in clauses (i) and (ii) above, to the extent any such obligations are not paid prior to the Closing, will be included as liabilities that will reduce Net Assets with respect to the Closing Date (whether or not required to be accrued under GAAP); provided further, that the amount of the liability that will reduce Net Assets with respect to a 2007 annual bonus payable under a Retention Letter in calendar year 2008 shall be determined by multiplying the bonus amount specified in the Retention Letter by a fraction, the numerator of which is the number of days during the period beginning with January 1, 2007 and ending with the Closing Date, and the denominator of which is 365.  For purposes of calculating the Net Assets of the Company as of the Closing Date, any reduction in the Tax liability or increase in a Tax credit of the Company or its Subsidiaries for Pre-Closing Periods attributable to the repayment of the Closing Indebtedness, including the payment of Repayment Premiums, shall not be taken into in account.

“Net Assets Carve-Outs” means Estimated Aggregate Company Indebtedness (in the case of the Estimated Net Assets), Final Aggregate Company Indebtedness (in the case of the Final Net Assets), Repayment Premiums and each of the items set forth on Section 1.1B of the Seller Disclosure Letter.

“Net REIT Tax Amount” has the meaning ascribed to such term in Section 5.12(b)(ii).

“New Awards” means the Lees New Award, the Rohner New Award and the Bergshneider New Award.

“New Surveys” has the meaning ascribed to such term in Section 5.19.

“New Title Policy” has the meaning ascribed to such term in Section 5.19.

“Newco” has the meaning ascribed to such term in Section 5.25(c)(iii).

“Non-Compete Period” has the meaning ascribed to such term in Section 5.23(b)(i).

“Offering Materials” has the meaning ascribed to such term in Section 5.13(a).

“Other Company Indebtedness” means the principal of and all accrued interest on all Indebtedness of the Company and its Subsidiaries other than the Closing Indebtedness and other than the Closing Indebtedness Loan.

“Outside Date” has the meaning ascribed to such term in Section 7.1(b).

“Partnership Converted Entity” has the meaning ascribed to such term in Section 5.25(c)(iv).

“Partnership Transaction” has the meaning ascribed to such term in Section 5.25(a).

“Payoff Amount” has the meaning ascribed to such term in Section 6.1(d).

“Pension-Related Amounts” has the meaning ascribed to such term in Section 5.4(e).

“Permits” has the meaning ascribed to such term in Section 3.19.

“Permitted Delay” means ten (10) Business Days plus any delay caused by Seller Indemnified Parties’ breach of the introductory paragraph of Section 5.25(a) or any of Sections 5.25(a)(i), 5.25(a)(ii), 5.25(b)(v),  5.25(g) and 5.25(j).

“Permitted Encumbrances” means (i) liens for Taxes not yet due or delinquent or that are being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Financial Statements, (ii) easements, covenants, rights-of-way, claims, restrictions and other Encumbrances of record set forth in the Company Title Insurance Policies, (iii) inchoate materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising in the usual, regular and ordinary course and the payment of which is not past due or is being contested in good faith through negotiations and for which there are adequate reserves on the Financial Statements, (iv) mortgages and deeds of trust granted as security for financings set forth on Section 3.17(a)(iii) of the Seller Disclosure Letter (but only to the extent it is reasonably apparent that the documents identified on such section are mortgages and deeds of trust) and (v) such other Encumbrances that, in the aggregate, are not reasonably likely to impair the continued use of or contemplated development of or detract value from, in each case in any material respect, the asset or property to which they relate, as used on the date hereof.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each bonus, deferred compensation, incentive compensation, stock purchase,

stock option, stock appreciation right or other equity-based incentive, severance, termination, change in control, retention, employment, hospitalization or other medical, cafeteria, life or insurance, disability, other welfare, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, practice, policy, agreement or arrangement, whether written or unwritten, and each other employee compensation or benefit plan, program, practice, policy, agreement or arrangement, whether written or unwritten, ever sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate ever was required to contribute, for the benefit of any current or former employee or director of, or consultant to, the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability or obligation (matured or unmatured, absolute or contingent).

“Planned Development Property” has the meaning ascribed to such term in Section 3.14(d).

“Post-Closing Period” means any taxable period beginning after the Closing Date and that portion of an Interim Period beginning after the Closing Date.

“Pre-Closing Distribution” has the meaning ascribed to such term in Section 5.12(b)(ii).

“Pre-Closing Period” means any taxable period that ends on or prior to the Closing Date and that portion of an Interim Period that ends on or prior to the Closing Date.

“Preliminary Closing Balance Sheet” has the meaning ascribed to such term in Section 2.3(c)(i).

“Preliminary Net Assets “ has the meaning ascribed to such term in Section 2.3(c)(iii).

“Preliminary Net Assets Statement” has the meaning ascribed to such term in Section 2.3(c).

“Property Restrictions” has the meaning ascribed to such term in Section 3.14(a).

“Purchase Price” has the meaning ascribed to such term in Section 2.1(b).

“Q1 Financial Statements” means, collectively, (i) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2007 and the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006 as derived from the Financial Statements and (ii) the unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the three month periods ended March 31, 2007 and March 31, 2006, including the related notes thereto.

“Rabbi Trust” has the meaning ascribed to such term in Section 5.4(e).

“Reference Net Assets” means $1,371,423,000.

“Registered IP” has the meaning ascribed to such term in Section 3.21(a).

“REIT” shall mean a real estate investment trust that is subject to tax under Sections 856 through and including 860 of the Code.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Released Guarantees” has the meaning ascribed to such term in Section 5.17(b).

“Rent Roll” has the meaning ascribed to such term in Section 3.14(k).

“Repayment Premiums” means any change-in-control payments, make-whole or other premiums and other fees and costs associated with the repayment of the Indebtedness of the Company and its Subsidiaries included in the Closing Indebtedness.

“Replacement Properties” has the meaning ascribed to such term in Section 5.25(d)(i).

“Representatives” means, with regard to any specified Person, such Person’s directors, officers, partners, members, Affiliates, employees, agents, representatives, financial advisors, consultants, accountants and attorneys.

“Required Amount” has the meaning ascribed to such term in Section 4.7(b).

“Rescission” has the meaning ascribed to such term in Section 5.25(d)(ii).

“Retention Letters” means those certain letter agreements by and between the Company and each of Randy Rohner, Jonathan Bergschneider and Samantha Mukundu Ramamoorthy, in each case, dated April 19, 2007.

“Reverse Termination Fee” has the meaning ascribed to such term in Section 7.2(c).

“Rohner Awards” means the following awards that have been made, or will be made, to Randy Rohner: (i) the option over 36,838 shares in Seller and the option over 27,308 shares in Seller both granted under the 2002 Plan; and (ii) the Rohner LTIP Awards.

“Rohner LTIP Awards” means the following awards that have been made, or will be made, to Randy Rohner: (i) the award under the LTIP in respect of 26,570 shares in Seller; and (iii) the Rohner New Award.

“Rohner New Award” means the award to be made under the LTIP prior to the Closing Date to Randy Rohner in respect of the fiscal year ended December 31, 2006.

“Slough Marks” has the meaning ascribed to such term in Section 5.15(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning ascribed to such term in the preamble of this Agreement.

“Seller Confidential Information” means (i) all non-public information disclosed prior to the Closing by Seller or any of its Affiliates or their Representatives to Buyer or any of its Affiliates or their Representatives regarding Seller and its Affiliates (other than the Company and its Subsidiaries) and not related to the business of the Company and (ii) Seller Tenant Information.

“Seller Disclosure Letter” means the disclosure letter of Seller referred to in, and delivered to Buyer pursuant to, this Agreement, which lists exceptions to the representations, warranties and covenants contained in this Agreement, which exceptions are arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in Article III, Article V and Article VIII.

“Seller Indemnified Parties” has the meaning ascribed to such term in Section 8.2(b).

“Seller Recommendation” has the meaning ascribed to such term in Section 5.2(b).

“Seller Shares” means the ordinary shares of 25 pence each in the capital of the Seller.

“Seller Shareholder Approval” means the ordinary resolution of Seller to approve the Sale and the transactions contemplated hereby, which resolution shall not be dependent or conditioned on any other resolution.

“Seller Shareholders’ Meeting” has the meaning ascribed to such term in Section 5.2(b).

“Seller Tenant Information” means any confidential information, records or documents, whether physical or electronic, containing data or information regarding past and present tenants of the Seller or any of its Affiliates (other than the Company and its Subsidiaries) who are not past or present tenants of the Company or its Subsidiaries.

“Settlement Agreement” has the meaning ascribed to such term in Section 5.4(g).

“Shares” has the meaning ascribed to such term in the recitals to this Agreement.

“Solvent” means, with regard to any Person, that (i) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated, and disputed liabilities; (ii) such Person has sufficient capital with which to conduct its business; and (iii) such Person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature.  For purposes of this definition, “debt” means any liability on a claim, and “claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.  With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

“STE” has the meaning ascribed to such term in the recitals of this Agreement.

“Straddle Contest” has the meaning ascribed to such term in Section 5.12(e)(iii).

“Subsidiary” of any Person means, on any date, any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Target Business” has the meaning ascribed to such term in Section 5.23(b)(i)(A).

“Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, escheat, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Communication” has the meaning ascribed to such term in Section 5.25(j).

“Tax Indemnifying Party” has the meaning ascribed to such term in Section 5.12(a).

“Tax Notice” has the meaning ascribed to such term in Section 5.12(e)(i).

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required or permitted to be supplied to a Tax authority relating to Taxes.

“Termination Fee” has the meaning ascribed to such term in Section 7.2(b).

“Third Party Claim” has the meaning ascribed to such term in Section 8.2(c).

“Transaction Notice” has the meaning ascribed to such term in Section 5.23(b)(ii).

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Triggering Event” means, with respect to Seller only, the consummation of a transaction pursuant to (i) which any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is or becomes the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of  capital stock of Seller entitled to vote generally in the election of directors (the “voting stock”); or (ii) Seller sells all or substantially all of its assets to any person or group (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act); or (iii) Seller consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, Seller, unless the persons that beneficially owned, directly or indirectly, shares of Seller’s voting stock immediately prior to such consolidation or merger, beneficially own, directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation.

“Trustees” means, with respect to any Executive Plan, the independent trustees of the employee benefit trust established by or to which contributions have been made by Seller or any of its Affiliates.

“UKLA” means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

“Warrants” has the meaning ascribed to such term in Section 5.27.

Section 1.2             Interpretation

(a)           When a reference is made to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of or to this Agreement unless otherwise indicated.

(b)           Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)           Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(d)           References to “dollars” or “$” are to U.S. dollars.

(e)           The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(f)            This Agreement was prepared jointly by the parties hereto and no rule that it be construed against the drafter will have any application in its construction or interpretation.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1                                                Purchase and Sale of the Shares

(a)                                  Upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions hereof, at the Closing, Seller shall cause STE to sell to Buyer and Buyer shall purchase from STE all of the Shares.

(b)                                 In consideration for the purchase of the Shares pursuant to Section 2.1(a), Buyer shall pay to Seller or its designees an amount (the “Purchase Price”) equal to the difference of:

(i)                                     $2,900,000,000 in cash, subject to adjustment by the Estimated Closing Adjustment pursuant to Section 2.3(b) (the “Initial Purchase Price”); less

(ii)                                  an amount equal to the sum of (for the avoidance of doubt, before taking into account any repayment of Indebtedness on the Closing Date pursuant to the terms hereof): (A) the Closing Indebtedness, (B) the Other Company Indebtedness as of the Closing Date (the Closing Indebtedness and the Other Company Indebtedness together, the “Aggregate Company Indebtedness”) and (C) the Estimated Executive Retirement Plan Settlement Amount.

The Purchase Price is subject to (i) withholding for Taxes including for Taxes pursuant to Section 1445(a) of the Code and corresponding provisions of state Law and (ii) adjustment following the Closing by the Final Net Assets Adjustment and the Final Aggregate Company Indebtedness Adjustment.  For illustrative purposes only, Section 2.1(b) of the Seller Disclosure Letter provides an example of the Final Net Assets Adjustment and the Final Aggregate Company Indebtedness Adjustment calculations, which uses for the purposes of its assumptions a hypothetical Closing Date of March 31, 2007.

Section 2.2                                                Closing; Closing Deliveries

(a)                                  Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at Four Times Square, New York, New York, at 10:00 a.m., prevailing Eastern time, on the seventh Business Day following the satisfaction or waiver, if applicable, of the conditions to Closing set forth in Article VI (other than conditions that by their nature can be satisfied only at Closing but subject to the satisfaction or waiver of such conditions) or at such other place or at such other time or on such other date as Seller and Buyer may agree upon in writing (the date of the Closing being herein referred to as the “Closing Date”); provided, however, that in no event shall the Closing take place prior to August 1, 2007.  The Closing shall be deemed to occur and be effective as of 11:59 p.m., prevailing Eastern time, on the Closing Date.

(b)                                 Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i)                                     a certificate or certificates evidencing the Shares owned by STE, duly endorsed in blank, or accompanied by such documentation as may be reasonably required to evidence that such Shares have been duly assigned or transferred to Buyer;

(ii)                                  evidence of the repayment of the Closing Indebtedness, together with all applicable Repayment Premiums pursuant to Section 5.11, in a form reasonably satisfactory to Buyer;

(iii)                               a receipt for the Closing Consideration signed by Seller;

(iv)                              the officer’s certificate provided for in Section 6.1(a)(iii); and

(v)                                 if an Alternate Transaction is implemented, such other items as Seller must reasonably provide for the closing of such Alternate Transaction in accordance with the terms and subject to the conditions of Section 5.25.

(c)                                  Deliveries by Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i)                                     An amount of cash equal to (1) the Initial Purchase Price, less (2) the Estimated Aggregate Company Indebtedness, less (3) the Estimated Executive Retirement Plan Settlement Amount, less (4) any Taxes required to be withheld, including pursuant to Section 1445(a) of the Code and corresponding provisions of state Law (the “Closing Consideration”), by wire transfer of immediately available funds to the account or accounts designated by Seller prior to Closing;

(ii)                                  the officer’s certificate provided for in Section 6.2(a)(iii); and

(iii)                               if an Alternate Transaction is implemented, such other items as Buyer must reasonably provide for the closing of such Alternate Transaction in accordance with the terms and subject to the conditions of Section 5.25.

Section 2.3                                                Purchase Price Adjustment

(a)                                  No later than two (2) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a certificate of an officer of Seller setting forth its good faith estimate of (i) Net Assets as of the Closing Date (the “Estimated Net Assets”), (ii) the Aggregate Company Indebtedness (the “Estimated Aggregate Company Indebtedness”) and (iii) the Estimated Executive Retirement Plan Settlement Amount.

(b)                                 The Initial Purchase Price shall be (i) increased, if the Estimated Net Assets exceeds the Reference Net Assets, by an amount equal to the amount of such excess, or (ii) decreased, if the Reference Net Assets exceeds the Estimated Net Assets, by an amount equal to such excess (such increase or decrease, as the case may be, being the “Estimated Closing Adjustment”).

(c)                                  Within sixty (60) days following the Closing Date, Buyer shall deliver to Seller a reasonably detailed calculation by Buyer of the Aggregate Company Indebtedness (the “Aggregate Company Indebtedness Statement”) and the following (collectively, the “Preliminary Net Assets Statement”):

(i)                                     an unaudited consolidated balance sheet of the Company and its Subsidiaries immediately prior to the Closing (the “Preliminary Closing Balance Sheet”), prepared by Buyer in accordance with GAAP;

(ii)                                  a certificate of an officer of Buyer, or one of its Subsidiaries, certifying that the Preliminary Closing Balance Sheet has been prepared in accordance with GAAP; and

(iii)                               a reasonably detailed calculation by Buyer of Net Assets immediately prior to the Closing based on the Preliminary Closing Balance Sheet (the “Preliminary Net Assets”).

(d)                                 Seller shall have thirty (30) Business Days following receipt of the Aggregate Company Indebtedness Statement and the Preliminary Net Assets Statement to (i) confirm the calculation of the Aggregate Company Indebtedness and to review the Preliminary Closing Balance Sheet and the calculation of Preliminary Net Assets and (ii) notify Buyer in writing if it disputes the amount of the Aggregate Company Indebtedness set forth on the Aggregate Company Indebtedness Statement and/or the amount of the Preliminary Net Assets set forth on the Preliminary Net Assets Statement (the “Dispute Notice”), specifying the reasons therefor in reasonable detail.

(e)                                  In connection with Seller’s review, Seller and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Buyer or its Representatives in connection with its preparation of the Preliminary Closing Balance Sheet and/or its calculation of Preliminary Net Assets and/or the Aggregate Company Indebtedness and to finance personnel of Buyer and its Subsidiaries and any other information that Seller reasonably requests, and Buyer shall, and shall cause its Subsidiaries to, cooperate reasonably with Seller and its Representatives in connection therewith.

(f)                                    In the event that Seller delivers a Dispute Notice to Buyer, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any, any adjustments to the Aggregate Company Indebtedness Statement and/or Preliminary Closing Balance Sheet and Preliminary Net Assets shall be made in accordance with the agreement of Buyer and Seller.  If Buyer and Seller are unable to resolve any such dispute within ten (10) Business Days of Seller’s delivery of such Dispute Notice (or such longer period as Buyer and Seller shall mutually agree upon in writing), such dispute shall be resolved by the Independent Accounting Firm, and such determination shall be final and binding on the parties.  The Independent Accounting Firm shall consider only those items and amounts as to which Buyer and Seller have disagreed upon within the time periods and on the terms specified above.  The Independent Accounting Firm may rely only upon information submitted to it by Buyer or Seller.  The Independent Accounting Firm shall be instructed to use reasonable best efforts to deliver to Buyer and Seller a written report setting forth the resolution of each disputed matter within thirty (30) days of submission of the Aggregate Company Indebtedness Statement and/or Preliminary Closing Balance Sheet and Preliminary Net Assets to it and, in any case, as promptly as practicable after such submission.  Any expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 2.3(f) shall initially be shared equally by Seller and Buyer; provided, however, that all fees and expenses relating to the foregoing work by the Independent Accountant Firm shall ultimately be borne by Buyer and Seller in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation also will be determined by the Independent Accounting Firm and be included in the Independent Accounting Firm’s written report. The Preliminary Closing Balance Sheet and the Preliminary Net Assets, (i) if no Dispute Notice has been timely delivered by Seller, as originally submitted by Buyer, or (ii) if a Dispute Notice has been timely delivered by Seller, as determined pursuant to the resolution of such dispute in accordance with this Section 2.3(f), shall be, respectively, the “Final Closing Balance Sheet” and the “Final Net Assets.” The Aggregate Company Indebtedness set forth on the Aggregate Company Indebtedness Statement, (i) if no Dispute Notice has been timely delivered by Seller, as originally submitted by Buyer, or (ii) if a Dispute Notice has been timely delivered by Seller, as adjusted pursuant to the resolution of such dispute in accordance with this Section 2.3(f), shall be the “Final Aggregate Company Indebtedness.”

(g)                                 If the Final Net Assets exceeds the Estimated Net Assets, Buyer shall pay the amount of such excess to Seller, less the amount of any Taxes required to be withheld, including pursuant to Section 1445(a) of the Code and corresponding provisions of state Law.  If the Estimated Net Assets exceeds the Final Net Assets, Seller shall pay the amount of such excess to Buyer.  Buyer or Seller, as the case may be, shall, within five (5) Business Days after the determination of the Final Net Assets pursuant to Section 2.3(f), make payment to the other by wire transfer in immediately available funds of the amount payable by Buyer or Seller, as the case may be, in respect of the Final Net Assets Adjustment, together with interest thereon from the Closing Date to the date of payment, at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. from time to time during such period.  Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Closing Date.

(h)                                 If the Estimated Aggregate Company Indebtedness exceeds the Final Aggregate Company Indebtedness, Buyer shall pay the amount of such excess to Seller, less the amount of any Taxes required to be withheld, including pursuant to Section 1445(a) of the Code and corresponding provisions of state Law.  If the Final Aggregate Company Indebtedness exceeds the Estimated Aggregate Company Indebtedness, Seller shall pay the amount of such excess to Buyer.  Buyer or Seller, as the case may be, shall, within five (5) Business Days after the determination of the Final Aggregate Company Indebtedness pursuant to Section 2.3(f), make payment to the other by wire transfer in immediately available funds of the amount payable by Buyer or Seller, as the case may be, in respect of the Final Aggregate Company Indebtedness Adjustment, together with interest thereon from the Closing Date to the date of payment, at a floating rate equal to the U.S. dollar prime rate per annum, as quoted by Citibank, N.A. from time to time during such period.  Such interest shall be calculated based on a year of 365 days and the number of days elapsed since the Closing Date.

(i)                                     The parties agree that any payments made pursuant to this Section 2.3 will be treated for Tax purposes as an adjustment to the Purchase Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date (except for those representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be made as of such specified date only) as follows:

Section 3.1                                                Due Organization of Seller and STE.  Each of Seller and STE is duly organized, validly existing and in good standing under the Laws of England and Wales.

Section 3.2                                                Authorization of Transaction by Seller

(a)                                  Seller has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.   The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by necessary action on the part of Seller and no other proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Sale, the Seller Shareholder Approval).  This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, when executed and delivered by Seller shall constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought.

(b)                                 The Seller Shareholder Approval is the only vote of the holders of any class of shares in the capital of Seller necessary to approve the Sale and the other transactions contemplated hereby.

Section 3.3                                      Ownership of Shares.  All of the Shares are beneficially owned by STE free and clear of all Encumbrances.  The consummation of the transactions contemplated hereby will convey to Buyer good title to the Shares, free and clear of all Encumbrances, except for those created by Buyer or arising out of ownership of the Shares by Buyer.

Section 3.4                                      Due Organization and Good Standing of the Company.  The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  The Company is duly qualified or otherwise authorized to act as a foreign corporation and is in good standing under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not be reasonably expected to have a Material Adverse Effect.  The Company has requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to have such power and authority would not be reasonably expected to have a Material Adverse Effect.  Section 3.4 of the Seller Disclosure Letter sets forth a true and complete list of all organizational documents, each as amended to date, of the Company and its Subsidiaries, copies of which previously have been made available to Buyer.  Such organizational documents are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding the Company or any of its Subsidiaries have been commenced.

Section 3.5                                      Subsidiaries.  Section 3.5 of the Seller Disclosure Letter contains a list of each Subsidiary of the Company, the nature and extent of the ownership interests held therein by the Company, the nature and extent of any ownership interest held therein by any other Person, and the identity of each such other Person.  Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and is in good standing in all other jurisdictions in which it is qualified or authorized to do business (as customarily certified by the applicable Governmental Entity in respect of the entities registered in such jurisdictions), except where the failure to be so qualified or otherwise authorized would not be reasonably expected to have a Material Adverse Effect.  Each Subsidiary has requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to have such power and authority would not be reasonably expected to have a Material Adverse Effect.  All of the issued and outstanding shares or ownership interests of capital stock, partnership capital or the equivalent of each Subsidiary of the Company is owned directly or indirectly by the Company, free and clear of all Encumbrances and are duly authorized and validly issued, free of preemptive rights and, as to corporate Subsidiaries, are fully paid and non-assessable. There are no agreements, options, warrants or other rights or arrangements existing or outstanding that provide for the sale or issuance by any Subsidiary of the Company (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock, partnership capital or equivalent of any Subsidiary of the Company (other than any such agreements, options, warrants or other rights or arrangements in favor of the Company or any Subsidiary of the Company).  Other than the outstanding shares or ownership interests of capital stock, partnership capital or the equivalent of each Subsidiary, the Company does not own directly or indirectly any other ownership interests in, options to acquire, or other rights or arrangements that are existing or outstanding that provide for the sale or issuance of capital stock, partnership capital or other equity interests in any other Person. No Person, other than the Company or its wholly-owned Subsidiaries, holds any ownership interest in the capital stock, partnership capital or other equity interests of any Subsidiary.  Except as set forth in Section 3.5 or Section 5.27 of the Seller Disclosure Letter, Seller and its Affiliates do not own, directly or indirectly, any warrants or other rights to purchase or obtain any equity securities that were issued to Seller or its Affiliates by a lessee of the Company or its Subsidiaries in connection with a leasehold arrangement with the Company or its Subsidiaries.

Section 3.6                                      Capital Structure.  The authorized capital stock of the Company consists of (i) 3,000 shares of voting common stock, par value $1 per share, of which 1,000 shares are issued and outstanding and (ii) 185,000 shares of Series A cumulative nonvoting preferred stock, par value $1,000, all of which are issued and outstanding.  All of the Shares are duly authorized and validly issued, free of preemptive rights, fully paid and non-assessable, and are owned by STE.  The Company has no other capital stock or equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding that provide for the sale or issuance of any of the foregoing by Seller, STE or the Company (other than this Agreement).

Section 3.7                                      Financial Statements.  Seller has made available to Buyer a true and complete copy of the Financial Statements.  The Financial Statements have been prepared in accordance with GAAP, consistently applied, and fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and their results of operations and cash flows for the periods then ended.  The Financial Statements are accompanied by unqualified opinions issued by PricewaterhouseCoopers LLP stating that such Financial Statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries, and the results of their operations and their cash flows for the periods covered by such Financial Statements in conformity with GAAP.  The Q1 Financial Statements have been prepared and presented in accordance with GAAP for interim financial information.  The Q1 Financial Statements reflect all adjustments (consisting of normal recurring items) that management believes are necessary for a fair presentation of the results of the interim operations.  The Q1 Financial Statements have not been audited but have been reviewed by PricewaterhouseCoopers LLP in accordance with Statement of Auditing Standard No. 100.

Section 3.8                                      Governmental Filings.  No filings or registration with, notification to, or authorization, consent or approval of any Governmental Entity (collectively, “Governmental Filings”) are required by Seller or its Affiliates in connection with the execution, delivery and performance of this Agreement by Seller, except (i) Governmental Filings that become applicable as a result of matters specifically related to Buyer or its Affiliates or (ii) such other Governmental Filings the failure of which to be obtained would not materially impair or delay Seller’s ability to consummate the transactions contemplated hereby.

Section 3.9                                      No Conflict or Violation.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not (i) assuming all authorizations, consents and approvals described in Section 3.8 have been obtained or made, violate any applicable Law to which Seller, the Company or the Company’s Subsidiaries is subject; (ii) require a consent, notice or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Contract to which the Seller, the Company or the Company’s Subsidiaries is a party; or (iii) violate the certificate of incorporation, by-laws or other organizational documents of Seller, the Company or the Company’s Subsidiaries, except with respect to the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

Section 3.10                                Legal Proceedings.  There are no material Actions pending, or, to the Knowledge of Seller, threatened in any written notice addressed and delivered to Seller, the Company or its Subsidiaries against Seller (in respect of the Company or its Subsidiaries), the Company or its Subsidiaries.

Section 3.11                                No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Financial Statements, or (b) for liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved against on an unaudited balance sheet of the Company and its Subsidiaries, other than those which would not be reasonably expected to have a Material Adverse Effect.

Section 3.12                                Personal Property.  Except as may be reflected in the Financial Statements, the Company and its Subsidiaries have valid title to, free and clear of Encumbrances (except for Permitted Encumbrances), or a valid leasehold interest in or other right to use, all the tangible personal property and other non-real property assets reflected in their books and records as being owned by them which are material to the business of the Company and its Subsidiaries, taken as a whole, except for such tangible personal property that has been or may hereafter be disposed of in the ordinary course of business.

Section 3.13                                Insurance.  Section 3.13 of the Seller Disclosure Letter sets forth a true and complete list of all material insurance policies (except Company Title Insurance Policies) with respect to the Company and its Subsidiaries, copies of which previously have been made available to Buyer.  Except as may be reflected in Section 3.13 of the Seller Disclosure Letter, such policies are in full force and effect, and the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies.

Section 3.14                                Real Property.

(a)                                  Section 3.14(a) of the Seller Disclosure Letter sets forth a correct and complete list of all interests in real property owned by the Company and its Subsidiaries as of the date of this Agreement (all such interests in real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property are individually referred to herein as “Company Property” and collectively referred to herein as the “Company Properties”).  The Company and/or its Subsidiaries own good, valid and marketable fee simple title to each of the Company Properties, in each case free and clear of any Encumbrance, title defects, contractual restrictions, covenants or reservations of interests in title (collectively, “Property Restrictions”), except for (i) Permitted Encumbrances and (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Entity that are customary and typical for similar properties provided, however, in the case of clause (ii) above, that such matters would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  To the Knowledge of Seller, neither the Company nor any of its Subsidiaries has violated any Encumbrance affecting any of the Company Properties, which violation has not been cured or, if not cured, would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(b)                                 Except for the Company Properties listed in Section 3.14(a) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries owns or leases (as a tenant or lessee) any interest in real property.

(c)                                  ALTA or CLTA owner’s policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy (each, a “Company Title Insurance Policy Effective Date”), the Company’s or the applicable Subsidiary’s (whether directly or as successor-in-interest) fee simple title to the Company Properties, subject only to the matters and printed exceptions as set forth in the Company Title Insurance Policies and any other Permitted Encumbrances, and such policies are, at the date hereof, valid and in full force and effect and no written claim has been made against any such policy.  A correct and complete copy of each Company Title Insurance Policy has been previously made available to Buyer.

(d)                                 Section 3.14(d) of the Seller Disclosure Letter lists (i) each of the Company Properties that are under construction and/or development as of the date of this Agreement and accurately describes the status of such construction and/or development as of the date hereof (each, a “Development Property”) and (ii) all properties, other than Development Properties, currently proposed for acquisition, development or commencement of construction prior to the Closing Date by the Company and each Subsidiary pursuant to binding agreements (each, a “Planned Development Property”).

(e)                                  The Company and its Subsidiaries have obtained all necessary and appropriate certificates, permits, licenses, agreements, easements and other rights which are necessary to permit (i) the lawful use and operation of (A) the Company Properties in the manner in which the Company Properties are currently being used and operated and (B) all utilities, driveways, roads and other means of egress and ingress to and from any of the Company Properties and (ii) with respect to each Development Property, the construction and development thereof, including all utilities, driveways, roads and other means of egress and ingress to and from any such Development Property as necessary taking into account the stage of construction and development and the lawful use and operation thereof upon completion of each such Development Property.  All such certificates, permits, licenses, agreements, easements and other rights are in full force and effect or a renewal application has been timely filed, except for any failure to obtain, to have in full force and effect or to renew as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect; and there is no pending written threat of modification or cancellation of any of the same, which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(f)                                    (i) No condemnation or rezoning proceedings are pending or, to the Knowledge of Seller, threatened with respect to any of the Company Properties, and (ii) to the Knowledge of Seller, no Laws including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation have been violated for any Company Property, or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith, in the case of clauses (i) and (ii) above, which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(g)                                 All work required to be performed, payments required to be made and actions required to be taken prior to the date of this Agreement pursuant to any application, submission or agreement the Company or any Subsidiary of the Company has entered into with a

Governmental Authority in connection with a site approval, zoning reclassification or other similar action relating to any Company Properties (e.g., local improvement district, road improvement district and/or mitigation) have been and are being performed, paid or taken, as the case may be, in accordance with said application, submission or agreement and with applicable Laws, other than those where the failure to perform, pay or take would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(h)                                 The material improvements on each parcel of Company Property have legal and valid access to (and with respect to each Development Property will have access to upon completion thereof) such sewer, water, gas, electric, telephone and other utilities and all driveways, roads and other means of egress and ingress to and from any of the Company Properties as are necessary to allow the business of the Company and each of its Subsidiaries operated thereon for its current use (or, with respect to each Development Property for its contemplated use upon completion thereof), except where the failure to have such access, individually or in the aggregate, would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. The major structural elements of the improvements comprising the Company Property, including, mechanical, electrical, heating, ventilation, air conditioning or plumbing systems, elevators or parking elements, are in sufficiently good condition (except for ordinary wear and tear) to allow the business of the Company and its Subsidiaries to be operated for its current use, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  There is no physical damage to any Company Properties to an extent which would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  No material Company Property is located in a special flood hazard area designated by any Governmental Entity. Each Company Property has sufficient parking that complies with all applicable Law (including variances and legal non-conforming approvals) except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Each of the Company Properties is an independent property that does not rely on any facilities (other than public facilities, public roads and off-site parking) located in any real property which is not a Company Property to fulfill any requirement of any Governmental Entity or for the furnishing to such Company Property of any essential building system or utility, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(i)                                     Neither the Company nor any of its Subsidiaries has received any notices from lenders or insurance carriers requiring material repairs or other material alterations to Company Properties which have not been completed as of the date of this Agreement.

(j)                                     Except as set forth in Section 3.14(j) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries has granted any unexpired option agreements or rights of first refusal, rights of first offer or other similar pre-emptive rights with respect to the purchase or lease of a Company Property or any portion thereof or interest therein or any other unexpired rights in favor of any third party to purchase, lease or otherwise acquire a Company Property or interest therein, which, in each case, would be triggered by the execution and delivery of this Agreement or the Closing hereunder.

(k)                                  Section 3.14(k) of the Seller Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each lease, ground lease or other occupancy agreement pursuant to which the Company or any Subsidiary, as a landlord, leases space in a Company Property (individually, “Company Lease” and collectively, “Company Leases”).  The rent roll provided by Seller to Buyer, dated May 1, 2007, and attached to Section 3.14(k) of the Seller Disclosure Letter (the “Rent Roll”), further identifies each Company Lease as of the date of such Rent Roll. Each Company Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms against the Company or the relevant Subsidiary and, to the Knowledge of Seller, the other parties thereto, except (i) that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought or (ii) as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  All information set forth in the Rent Roll is true, correct and complete in all material respects as of the date hereof. Except as listed in Section 3.14(k) of the Seller Disclosure Letter, or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, the Company and its Subsidiaries have each performed all obligations required to be performed by it to date under each of the Company Leases and neither the Company nor any of its Subsidiaries is in default under any Company Lease, which default, individually or in the aggregate with all other such defaults, would be reasonably expected to have a Material Adverse Effect (and to the Knowledge of Seller, no event has occurred which, with due notice or lapse of time or both, would constitute such a default).  Section 3.14(k) of the Seller Disclosure Letter includes, as of the date hereof, any Company Lease which has been executed for which the term has not yet commenced.  Seller has made available to Buyer a correct and complete copy of each Company Lease and all amendments thereto or modifications thereof.

(l)                                     All rent and other amounts due under the Company Leases have been properly calculated and billed to tenants in all respects pursuant to the Company Leases, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(m)                               To the Knowledge of Seller, no guarantor(s) of any Company Lease has been released or discharged voluntarily from any obligation under or in connection with any Company Lease or any transaction related thereto.

(n)                                 There are no leasing commissions or similar payments that are in respect of any of the Company Leases, except (i) as reflected in the Financial Statements and (ii) customary leasing commissions or similar payments that pertain to the Company Leases listed in the Rent Roll.

Section 3.15                                          Taxes

(a)                                  The Company and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them in the manner provided by Law and all such filed Tax Returns were complete and accurate in all material respects and (ii) paid all material Taxes due and payable (other than Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established on the Financial Statements).  No claim has been made in writing by a Tax authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(b)                                 The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the dates of the Financial Statements, exceed the accrued liability for Taxes due and payable or the reserve for such Taxes set forth thereon (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and (ii) will not, as of the Closing Date, exceed such accruals to the extent they are both (A) reflected on the Final Closing Balance Sheet and (B) included in the calculation of the Final Net Assets.  Since the date of the most recent Financial Statements, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, except for Taxes resulting from one or more transactions that are contemplated or authorized by this Agreement.

(c)                                  Neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation, sharing or indemnity agreement, or (ii) has any liability for Taxes under any such Agreement.

(d)                                 No deficiencies for material Taxes against the Company or any of its Subsidiaries have been proposed in writing or assessed by any Tax authority.  There are no audits, examinations, investigations or other proceedings, in each case, pending or threatened in writing against the Company of any of its Subsidiaries, in respect of material Taxes or material Tax matters.  No statute of limitations in respect of material Taxes have been waived by or on behalf of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has agreed to any extension of time with respect to a material Tax assessment or deficiency.  The Company has made available to Buyer true and correct copies of the United States federal and state income Tax Returns (including, for the avoidance of doubt, any amended Tax Returns) filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2005, 2004 and 2003.

(e)                                  There are no liens for material Taxes on any asset of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(f)                                    The Company and each of its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g)                                 Other than Subsidiaries that are incorporated under state law, none of the Subsidiaries have elected to be taxed as a corporation for U.S. federal income tax purposes.

(h)                                 The Company received a study prepared by PriceWaterhouseCoopers LLP, a true and correct copy of which has been made available to Buyer, indicating that, as of December 31, 2006, the aggregate current and accumulated earnings and profits of the Company and its Subsidiaries, as determined for U.S. federal income tax purposes, was approximately $5,310,410.

(i)                                     Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated, combined, consolidated or unitary group of corporations filing combined, consolidated or unitary Tax Returns (other than a group the common parent of which is the Company), (ii) become a successor to any entity by way of merger, liquidation or other transaction, or (iii) any liability for Taxes of another Person by Contract, operation of Law or otherwise.

(j)                                     None of the Company, any Subsidiary or predecessor, has within the past 3 years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(k)                                  Neither the Company nor any Subsidiary will be required to include any item of income in or exclude any item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in the method of accounting for a taxable period (or portion thereof) entered on or prior to the Closing Date, (ii) a transaction under Section 1031 of the Code which has not been completed or a prior installment sale transaction or (iii) an intercompany transaction or excess loss account described in Treasury Regulations promulgated under Section 1502 or any corresponding state or local law.

Section 3.16                                          Absence of Certain Changes

.  Except as otherwise contemplated or permitted hereby, from the Balance Sheet Date through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted only in the ordinary course of business and there has not occurred (a) any Material Adverse Effect, (b) any sale, lease, transfer, encumbrance, pledge or other disposition of any of the material property or assets of the Company or its Subsidiaries, taken as a whole, other than distributions of cash to Seller or any Affiliate, and other than pursuant to Contracts or commitments existing on the date hereof, (c) any loan, advance, capital contribution to, or investment in, or acquisition (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) of any interest in, any Person, corporation, partnership, limited liability company, joint venture or other business organization (or division thereof), and (d) any capital expenditure, or commitment therefor, in excess of $500,000 individually or $5,000,000 in the aggregate, other than in the ordinary course of business with respect to the Company Properties.

Section 3.17                                          Company Contracts

(a)                                  Section 3.17 of the Seller Disclosure Letter sets forth a list of Contracts in effect as of the date of this Agreement to which the Company or its Subsidiaries is a party, which are in the categories listed below (collectively, the “Company Contracts”):

(i)                                     any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)                                  any contract calling for aggregate payments by the Company or any of its Subsidiaries of more than $1,000,000 over the remaining term of such Contract, after taking into account any options for renewal;

(iii)                               any Contract calling for aggregate payments by the Company or any of its Subsidiaries of more than $500,000 for any consecutive 12-month period over the remaining term of such Contract, after taking into account any options for renewal;

(iv)                              any Contract that cannot be terminated by the Company (or Buyer after Closing) within thirty (30) days or without a penalty or fee of less than $150,000, other than (A) any Company Leases or (B) any Company Contracts disclosed pursuant to the other sub-clauses of this Section 3.17(a);

(v)                                 any employment, management consulting or similar agreement requiring payment by the Company or its Subsidiaries of an amount in excess of $100,000 per year;

(vi)                              any change in control, severance, employment, management consulting or similar agreement restricting the right of the Company or any of its Subsidiaries to terminate any employee or consultant “at will,” or requiring any payment or benefits other than payment of compensation through the date of termination;

(vii)                           any indemnification agreement entered into by and between the Company and any current or former director or officer of the Company;

(viii)                        any Contract evidencing Indebtedness or under which the Company or any of its Subsidiaries have issued any note, bond, indenture, mortgage, security interest or other evidence of Indebtedness or has directly or indirectly guaranteed Indebtedness liabilities or obligations of any Person (other than the Company or its Subsidiaries);

(ix)                                any material license agreement pursuant to which the Company or its Subsidiaries (i) has acquired the right to use any Company Intellectual Property, other than software that is generally commercially available on standard terms for less than $5,000 in licensing and related maintenance and support fees per annual license period, or (ii) has granted to any third party any license to use any Company Intellectual Property owned by the Company or its Subsidiaries;

(x)                                   for the fiscal year ended December 31, 2006, Contracts (other than Company Leases and other than CapEx Agreements) under which the Company made payments, individually, in excess of $500,000;

(xi)                                any agreement entered into with a Person other than the Company or its Subsidiary that creates any (A) partnership, limited liability company agreement, joint venture or other similar arrangement, (B) management, operating, franchise, license or other similar agreement, (C) right to share in any revenue or profits from the operation or development of any Company Property (D) right to receive all or any portion of the proceeds or other consideration upon a sale, assignment or other disposition of a Company Property, or (E) ownership interest in any of the Company Properties;

(xii)                             any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or its Subsidiaries

(the “CapEx Agreements”), requiring payments by the Company or its Subsidiaries in excess of $500,000 for the fiscal year ended December 31, 2006, or any fiscal year thereafter;

(xiii)                          any interest rate swaps, caps, floors or option agreements or any other derivative instruments, interest rate risk management arrangement or foreign exchange contracts;

(xiv)                         any Contract containing a covenant not to compete or exclusivity provision that materially impairs the ability of the Company or any of its Subsidiaries to freely conduct their business as such business is conducted on the date hereof in any geographic area or any line of business;

(xv)                            any Contract (A) for the acquisition, option to acquire, development or construction of any Company Property or any other real property that may result in total payments or liability of the Company or any such Subsidiary in excess of $1,000,000 or (B) for the disposition or the option to sell (by merger or purchase of assets or stock or otherwise) of any Company Property or any other real property for consideration in excess of $1,000,000; and

(xvi)                         any outstanding written commitment to enter into any agreement of the type described in subsections (i) through (xv) of this Section 3.17(a).

(b)                                 Each Company Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms against the Company or the relevant Subsidiary and, to the Knowledge of Seller, the other parties thereto, except (i) that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought and (ii) as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is, and to the Knowledge of Seller, no other party is, in breach of or default under any Company Contract, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect (and neither the Company nor any of its Subsidiaries has caused an event to occur or fail to occur or a circumstance to exist which and, to the Knowledge of Seller, no event has occurred or failed to occur and no circumstances exist which, with due notice or lapse of time or both, would constitute such a breach or default).  Seller has made available to Buyer a correct and complete copy of each Company Contract and all amendments thereto.

Section 3.18                                Labor.  No labor strike or work stoppage against the Company or any of its Subsidiaries is pending or, to the Knowledge of Seller, threatened, and neither the Company nor any of its Subsidiaries is subject to any pending labor dispute or Action which would be reasonably expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is bound by any agreement with any labor organization (covered by the National Labor Relations Act) and, to the Knowledge of Seller, no union organizing activities involving any such labor organization is pending or threatened.

Section 3.19                                Compliance With Law.  Except for matters specifically covered by Section 3.15(a), Section 3.20, and Section 3.22, which shall be governed exclusively by Section 3.15(a), Section 3.20, and Section 3.22, respectively, the Company and its Subsidiaries are operating their respective businesses in compliance with applicable Laws, except to the extent any non-compliance therewith would not be reasonably expected to have a Material Adverse Effect.  All approvals, permits and licenses of Governmental Entities (collectively, “Permits”) required for the Company and its Subsidiaries to conduct their business, as conducted on the date hereof, are in the possession of the Company or its Subsidiaries, as applicable, are in full force and effect and the Company and its Subsidiaries are operating in compliance therewith, except for such Permits the failure of which to possess or with which to be in compliance would not be reasonably expected to have a Material Adverse Effect.  To the Knowledge of Seller, none of the assets of the Company, any Subsidiary or any Limited Partnership constitutes, or has ever constituted, assets of any “employee benefit plan,” as defined in Section 3(3) of ERISA, or any “plan,” as defined in Section 4975 of the Code, for purposes of ERISA or Section 4975 of the Code.

Section 3.20                                          Employee Benefit Plans

(a)                                  Section 3.20(a) of the Seller Disclosure Letter sets forth a list of each Company Plan and, with respect to each Company Plan, the Company has made available to Buyer true, correct and complete copies of (i) all plan documents, trust agreements and other funding arrangements, and all amendments thereto, (ii) all summaries and summary plan descriptions, (iii) annual reports (Form 5500 series) filed with the IRS for the past three plan years, (iv) the most recent actuarial report or other financial statements, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) all filings made with any governmental entity.

(b)                                 (i)        Each Company Plan has been established and administered in all material respects in accordance with its terms and each Company Plan materially complies as to form and in operation with applicable Law, including, as to each Company Plan that is subject to United States Law, ERISA and the Code;

(ii)                                  each Company Plan that is an “employee pension benefit plan” (within the meaning of ERISA Section 3(2)) of the Company and its Subsidiaries has received a favorable determination letter from the IRS as to its tax qualification.  No event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of tax-exempt status of any Company Plan or a related trust.  No Company Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA;

(iii)                               no Company Plan is, or has ever been, a “multiemployer plan” (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA);

(iv)                              each Company Plan that is required to be funded is fully funded (using actuarial methods and assumptions which are consistent with the valuations last filed with a governmental entity, if any, and which are consistent with

GAAP), and with respect to each other Company Plan, adequate reserves have been established and reflected on the Balance Sheet, to the extent required by GAAP;

(v)                                 with respect to each Company Plan, (A) no Action (other than routine claims for benefits) is pending or threatened and (B) no facts or circumstances exist that reasonably could give rise to any Action (other than routine claims for benefits);

(vi)                            the consummation of the transactions contemplated hereby shall not, either alone or in combination with another event, (A) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (C) result in any “excess parachute payment” (within the meaning of Section 280G or 4999 of the Code) to any current or former employee, consultant or director of the Company or any of its Subsidiaries;

(vii)                           except as required by applicable Law, no Company Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits;

(viii)                        each Company Plan that is a “non-qualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 since January 1, 2005;

(ix)                                neither the Company nor any of its Subsidiaries participates in or contributes towards a pension plan which is maintained in the United Kingdom (a “UK Plan”), or has at any time participated in or contributed towards or ceased to participate in or contribute towards a UK Plan;

(x)                                   the Company has not been party to an act or deliberate failure to act in relation to a UK Plan on or after April 27, 2004 the main purpose or one of the main purposes of which is or was (A) to prevent the recovery of the whole or any part of a debt which was, or might become, due from an employer in relation to a UK Plan under Section 75 of the UK Pensions Act 1995, or (B) otherwise than in good faith, to prevent such a debt becoming due, to compromise or otherwise settle such a debt, or to reduce the amount of such a debt which would otherwise become due;

(xi)                                neither Seller nor any of its Subsidiaries or Affiliates (including, without limitation, the Company and its Subsidiaries) is (and no such entity has been in the preceding 12 months) a “service company” or “insufficiently resourced” as those terms are defined in the UK Pensions Act 2004 and associated regulations; and

(xii)                             neither the Company nor any of its Subsidiaries has or could reasonably be expected to have any liability or obligation (matured or unmatured, absolute or contingent) with respect to (A) any Plan subject to the laws of any jurisdiction outside of the United States or (B) any Plan that is not a Company Plan.

Section 3.21                                          Intellectual Property

(a)                                  Section 3.21(a) of the Seller Disclosure Letter sets forth, for the Intellectual Property owned by the Company or any of its Subsidiaries, a list of all U.S. and foreign: (i) issued patents and patent applications; (ii) trademark registrations and applications; and (iii) copyright registrations and applications; and sets forth the jurisdiction in which each such item has been registered or filed, the applicable registration or serial number and the date of registration or filing (collectively, the “Registered IP”).  The foregoing schedules under Section 3.21(a) of the Seller Disclosure Letter are complete and accurate in all material respects.  To the Knowledge of Seller, the foregoing registrations are in effect and subsisting.

(b)                                 To the Knowledge of Seller, the Company and its Subsidiaries own, or have the right to use, all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(c)                                  Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect,

(i)                                     to the Knowledge of Seller, the conduct of the business of the Company and its Subsidiaries does not infringe or otherwise violate any Person’s Intellectual Property, and there is no such claim pending or, to the Knowledge of Seller, threatened against any of the Company or its Subsidiaries; and

(ii)                                  to the Knowledge of Seller, no Person is infringing or otherwise violating any Company Intellectual Property, and no such claims are pending or threatened against any Person by any of the Company or its Subsidiaries.

Section 3.22                                          Environmental

(a)                                  The Company and its Subsidiaries are now and always have been in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failure to be in compliance would not be reasonably expected to have a Material Adverse Effect.

(b)                                 Except as would not be reasonably expected to have a Material Adverse Effect, the Company and its Subsidiaries have all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing.

(c)                                  There is no Environmental Claim pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries which would be reasonably expected to have a Material Adverse Effect.

(d)                                 Except as would not be reasonably expected to have a Material Adverse Effect, there is not now and has not been any Hazardous Materials generated, treated,

stored, transported, disposed of, Released or otherwise existing on, under, or emanating from or to, any Company or Subsidiary owned, leased or operated property associated with the business except in full compliance with all applicable Environmental Laws.

(e)                                  There is no site to which either the Company or its Subsidiaries has transported or arranged for the transport of Hazardous Materials which, to the Knowledge of Seller, is the subject of any environmental action.

(f)                                    Seller has made available for inspection to Buyer true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed by Seller pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently owned, operated or leased by Seller, or regarding Seller’s compliance with applicable Environmental Laws.

Section 3.23                                Brokers’ Fees.  Except for fees and commissions that will be paid by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or Seller.

Section 3.24                                Disclaimer of Seller.  Notwithstanding anything contained in this Article III or any other provision of this Agreement, it is the explicit intent of the parties hereto that Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article III of this Agreement, including, without limitation, any implied warranty or representation as to the value, condition, merchantability or suitability as to any of the Company’s assets and, except as expressly provided in Article III of this Agreement and subject to the terms and conditions of Article VIII of this Agreement, it is understood that Buyer takes the Company as is and where is with all faults as of the Closing Date with any and all defects.  It is understood that any cost estimates, forecasts, projections or other predictions contained or referred to in information or materials that have been or shall hereafter be provided to Buyer or any of its Affiliates or its or their Representatives (including the confidential offering memorandum, dated November 2006, any presentation by the management of the Company and any Offering Materials) are not and shall not be deemed to be representations and warranties of Seller or any of its Affiliates or its or their Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1                                      Due Organization and Good Standing of Buyer.  Buyer is duly incorporated, validly existing and in good standing under the Laws of Maryland.

Section 4.2                                      Authorization of Transaction by Buyer.  Buyer has requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, when executed and delivered by Buyer shall constitute, a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought.

Section 4.3                                      Governmental Filings.  No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement by Buyer or its Affiliates, except (i) Governmental Filings that become applicable as a result of matters specifically related to Seller, the Company or its Subsidiaries or (ii) such other Governmental Filings the failure of which to be obtained or made would not materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.4                                      No Conflict or Violation.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not (i) assuming all authorizations, consents and approvals described in Section 4.3 have been obtained or made, violate any applicable Law to which Buyer or its Affiliates are subject; (ii) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which Buyer or its Affiliates is a party; or (iii) violate the certificate of incorporation, by-laws or other organizational documents of Buyer or its Affiliates, except with respect to the foregoing clause (i) and (ii) as would not, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.5                                      Legal Proceedings.  As of the date of this Agreement, there are no material Actions pending or, to the knowledge of Buyer, threatened, in any written notice addressed and delivered to Buyer or its Affiliates, against Buyer or its Affiliates which would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.6                                      Acquisition of Equity for Investment.  Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Buyer’s purchase of the Shares.  Buyer confirms that it can bear the economic risk of its investment in the Shares and can afford to lose its entire investment in the Shares, has been furnished the materials relating to Buyer’s purchase of the Shares which it has requested, and Seller has provided Buyer or its Affiliates the opportunity to ask questions of the officers and management employees of the Company and to acquire additional information about the business and financial condition of the Company and its Subsidiaries.  Buyer is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares.  Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Act.

Section 4.7                                                Funding

(a)                                  Exhibit A sets forth a true, accurate and complete copy of the executed commitment letter from Bank of America, N.A., Banc of America Securities LLC, UBS Loan Finance LLC, UBS Securities LLC and Barclays Capital, the investment banking division of Barclays Bank PLC (collectively, the “Financing Commitments “), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated hereby (the “Financing”).

(b)                                 As of the date of this Agreement, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect.  Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto.  There are no other agreements, side letters or arrangements relating to the Financing Commitments that could affect the availability of the Financing.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitments, and Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  The aggregate proceeds from the Financing constitute all of the financing required to be provided to Buyer, and are sufficient for the satisfaction of all of Buyer’s obligations under this Agreement in an amount sufficient to consummate the transactions contemplated hereby, including the payment of the Purchase Price and the payment of all associated costs and expenses (including any refinancing of Indebtedness of Buyer or the Company required in connection therewith, the “Required Amount”).  The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer on the terms therein.  As of the date of this Agreement, none of the Financing Commitments has been withdrawn and Buyer does not know of any facts or circumstances that may be expected to result in any of the conditions set forth in the Financing Commitments not being satisfied.

(c)                                  Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the transactions contemplated hereby.

(d)                                 Each of Buyer and the Company and its Subsidiaries shall be Solvent following the Closing, after giving effect to the transactions contemplated in this Agreement, including any Indebtedness incurred in connection therewith.

Section 4.8                                      Brokers’ Fees.  Neither Buyer nor any of its Affiliates have entered into any Contract, arrangement or understanding with any Person or firm that may result in the obligation of Seller to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Sale.

Section 4.9                                      No Reliance

(a)                                  Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and its Subsidiaries and the nature and condition of their respective properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article III.  Buyer acknowledges that none of Seller, the Company or their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller or the Company or their respective Affiliates, the businesses they conduct or other matters that is not expressly and specifically included in this Agreement.  Without limiting the generality of the foregoing, none of Seller, the Company or their respective Affiliates nor any other Person has made a representation or warranty to Buyer with respect to (a) any projections, estimates or budgets for the businesses of the Company or its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries, whether written or oral, made available to Buyer or its Representatives in any “data room,” offering memorandum, Offering Materials, management presentations, due diligence discussions or otherwise, except as expressly and to the extent specifically covered by a representation or warranty set forth in Article III.

(b)                                 In connection with Buyer’s investigation of the Company, Buyer has received from Seller, the Company and their respective Affiliates and Representatives certain projections and other forecasts, including but not limited to projected financial statements, cash flow items, other data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries.  Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, (ii) Buyer is familiar with such uncertainties, (iii) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and (iv) Buyer and its Affiliates and their Representatives shall have no claim against any Person with respect thereto.  Accordingly, Buyer acknowledges that, without limiting the generality of Section 3.24, neither Seller, the Company nor any of their respective Representatives, agents or Affiliates, have made any representation or warranty with respect to such projections and other forecasts and plans.

ARTICLE V

COVENANTS

Section 5.1                                                Conduct of the Company’s Business

(a)                                  Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) otherwise contemplated hereby, (ii) required by applicable Law,

(iii) set forth in Section 5.1 of the Seller Disclosure Letter, or (iv) consented to by Buyer in writing, Seller shall (1) cause the Company and its Subsidiaries to conduct their respective businesses and operations in the ordinary course of business consistent with past practice, (2) use commercially reasonable efforts to preserve intact the present business organization of the Company and its Subsidiaries and keep available the services of their present officers and employees and others having business dealings with them to the end that their goodwill and business shall be maintained, and (3) cause each of the Company and its Subsidiaries to not:

(i)                                     authorize or effect any amendment to or change its certificate of incorporation, by-laws or other organizational documents;

(ii)                                  declare, set aside or pay any cash dividends in excess of $20,000,000 in the aggregate on, or make any other distributions or dividends on, issue or authorize the issuance of, or purchase or redeem, any of its equity interests, capital interests or equity securities, or grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell, pledge, encumber or otherwise dispose of any of its equity securities;

(iii)                               issue any note, bond, or other debt security, or prepay, refinance, amend, create, incur, assume or guarantee any Indebtedness or any capitalized lease obligation, other than (A) prepayment or repayment of any Indebtedness identified on Schedule 1.1A, and (B) in respect of the Intercompany Accounts;

(iv)                              enter into any Contract, or materially amend or modify any existing Contract, in each case, with any Affiliate, officer, director or employee of the Company or its Subsidiaries;

(v)                                 renew, amend, terminate or waive compliance with the terms of, or breach or assign any Company Contract or enter into any Contract that would be a Company Contract if such Contract were in effect on the date of this Agreement other than in the ordinary course of business on market terms;

(vi)                              sell, lease, transfer, encumber, pledge or otherwise dispose of any of the material property or assets of the Company and its Subsidiaries, taken as a whole, other than distributions of cash to Seller or to any Affiliate of Seller as permitted under clause (ii) above, and other than pursuant to Contracts or commitments existing on the date hereof;

(vii)                           except in connection with a right being exercised by a tenant under an existing lease or as otherwise consummated in the ordinary course of business on market terms, (A) enter into any new lease or (B) terminate or materially modify or amend any lease;

(viii)                        make loans, advances, capital contributions to, or investments in, or acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any interest in, any Person, corporation, partnership, limited liability company, joint venture or other business organization (or division thereof);

(ix)                                make any expenditure, or commitments therefor, in excess of $500,000 individually or $5,000,000 in the aggregate, other than in the ordinary course with respect to the Company Properties;

(x)                                   make or change any election in respect of material Taxes, adopt or change any material accounting method in respect of Taxes, enter into any Tax allocation agreement, Tax-sharing agreement, Tax indemnity agreement or closing agreement, or settle or compromise any material claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; provided, however, that in the case of any consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, Buyer’s consent shall not be unreasonably withheld or delayed;

(xi)                                waive, release, assign, cancel, compromise or settle any material pending or threatened Action or claim, or intentionally waive or release any material rights, of the Company or its Subsidiaries;

(xii)                             adopt, enter into, amend, alter, or terminate any Company Plan or any employment, retention, severance, change in control or other agreement with any employee, consultant or director of the Company or any of its Subsidiaries or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee, consultant or director of the Company or any of its Subsidiaries, except as required under applicable Law, pursuant to any written plans, programs or agreements that are both existing on the date hereof and listed on Section 5.1(a)(xii) of the Seller Disclosure Letter;

(xiii)                          adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

(xiv)                         fail to maintain in full force and effect any existing insurance policies or to replace such insurance policies with comparable policies covering the Company or any Affiliates;

(xv)                            make any changes to their accounting principles or practices, other than as may be required by Law or GAAP;

(xvi)                         sell, transfer, pledge, exercise or otherwise dispose of any Warrants or other rights to purchase or obtain any equity securities of any Person to any Person other than Buyer or its Affiliates; and

(xvii)                      agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (xvi).

(b)                                 Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained herein shall give Buyer any right to manage, control,

direct or be involved in the management of Seller, the Company, or their respective Subsidiaries or businesses prior to the Closing.

Section 5.2                                                Shareholder Approval

(a)                                  Unless this Agreement has been terminated in accordance with Article VII, Seller shall use commercially reasonable efforts to obtain the final approval of the UKLA to the Circular and to post the Circular (containing a notice convening an extraordinary general meeting to consider the resolutions necessary for the Seller Shareholder Approval) to its shareholders as soon as reasonably practicable following the date of this Agreement.  Each of Buyer and Seller shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with the preparation of the Circular.  Seller and Buyer shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Circular received from the UKLA.  Seller shall provide Buyer with a reasonable opportunity to review and comment on any amendment or supplement to the Circular prior to filing such with the UKLA and shall consider all comments proposed by the Buyer in good faith.  Prior to the filing or mailing of any amendment or supplement to the Circular or responding to any comments of the UKLA with respect thereto, Seller (i) shall provide Buyer an opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Buyer.

(b)                                 Unless this Agreement has been terminated in accordance with Article VII, upon receiving the final approval of the Circular from the UKLA, Seller shall, as soon as reasonably practicable following the date of this Agreement, call, give notice of, convene and hold a meeting of the holders of the Seller Shares (the “Seller Shareholders’ Meeting”) for the purpose of seeking the Seller Shareholder Approval.  Seller shall cause its directors and the directors of the Company to unanimously recommend a vote for the Seller Shareholders Approval as being in the best interests of the holders of the Seller Shares (the “Seller Recommendation”).  Seller shall cause its directors and the directors of the Company not to (i) withdraw or modify or propose to withdraw or modify, in a manner adverse to Buyer, the Seller Recommendation or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal.

(c)                                  Each party will give prompt notice to the other if at any time before Closing it becomes aware that the Circular, an application for an order, any registration, consent, circular or approval, or any other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, such application, registration, consent, circular, approval or filing, and the Buyer and Seller shall co-operate in the preparation of any amendment or supplement to the Circular, application, registration, consent, circular, approval or filing, as required.

Section 5.3                                                No Solicitation

(a)                                  Seller agrees it shall not, and it shall cause each of its Subsidiaries and its and their respective Affiliates and Representatives not to, directly or indirectly:

(i)                                     solicit, initiate or induce or knowingly or intentionally facilitate or encourage any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or any proposal that would reasonably be expected to lead to any Acquisition Proposal;

(ii)                                  furnish to any Person any information with respect to any Acquisition Proposal;

(iii)                               participate or engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions;

(iv)                              approve, endorse or recommend any Acquisition Proposal; or

(v)                                 enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal or a transaction contemplated thereby.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Seller, the Company, or any of their respective Subsidiaries, whether or not such Person is purporting to act on behalf of Seller, the Company, any of their respective Subsidiaries or otherwise, shall be a breach of this Section 5.3(a).

(b)                                 Seller shall, and shall cause each of its Subsidiaries and its and their respective Affiliates and Representatives to, immediately terminate all discussions or negotiations, if any, with any third party with respect to, or any that would reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal.  Seller shall promptly (but in no event later than five (5) Business Days following the execution of this Agreement) demand that each Person which has heretofore executed a confidentiality agreement with Seller or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal (other than agreements that have expired by their terms) to immediately return or destroy (which destruction shall be certified in writing by such Person to Seller) all confidential information heretofore furnished by Seller, any of its Subsidiaries or any of its or their Affiliates or Representatives to such Person, the Subsidiaries of such Person or any of its or their Affiliates or Representatives.  The parties agree that in no event shall Buyer be deemed an Affiliate of Seller or the Company for purposes of this Section 5.3(b).  Section 5.3(b) of the Seller Disclosure Letter sets forth a complete list of any confidentiality agreements with Seller or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal (other than agreements that have expired by their terms).

(c)                                  As promptly as practicable, and in any event within twenty-four (24) hours, after any officer or director of Seller or of the Company knowingly receives or has knowledge of any Acquisition Proposal or any request for information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, Seller shall advise Buyer in writing as to the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and provide a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry.  After receipt of the Acquisition Proposal, request or inquiry, Seller shall continue to promptly keep Buyer informed in all material respects of the status and details (including notice of all material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall as promptly as practicable provide to Buyer a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

Section 5.4                                                Employment Matters

(a)                                  Upon the Closing Date, Buyer shall employ, or shall cause the Company or any Affiliate of Buyer or the Company to employ or continue to employ, all individuals who are employees of the Company or its Subsidiaries on the Closing Date, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (the “Affected Employees”).  During the period commencing with the Closing Date and ending on December 31, 2007, Buyer shall provide, or shall cause the Company or an Affiliate of Buyer or the Company to provide, base salary (or regular wages) to each Affected Employee who continues to be employed by Buyer, the Company or any Affiliate of Buyer or the Company, that is not less than the base salary (or regular wages) provided to such Affected Employee by the Company immediately prior to the Closing.  During the period commencing with the Closing Date and ending on December 31, 2007, Buyer shall provide, or shall cause the Company or an Affiliate of Buyer or the Company to provide, employee benefits to each Affected Employee who continues to be employed by Buyer, the Company or any Affiliate of Buyer or the Company, that are, in the aggregate, substantially comparable to those provided to similarly situated employees of Buyer.  Periods of employment with the Company or its Subsidiaries (including, without limitation, any current or former Affiliate of the Company or any predecessor, to the extent previously recognized under the Company Plans), shall be taken into account for purposes of determining, as applicable, the eligibility for participation and vesting of any Affected Employee under all employee benefit plans offered by Buyer or an Affiliate of Buyer to the Affected Employees, including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans.  Buyer shall use commercially reasonable efforts to (i) reduce any period of limitation on medical coverage of Affected Employees due to pre-existing conditions under the applicable medical plan of Buyer or an Affiliate of Buyer by the number of days of an individual’s “creditable coverage,” to the extent required by Section 701 of ERISA, and (ii) credit each Affected Employee with all deductible payments and co-payments paid by such employee under the medical employee benefit plan of the Company or its Affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any medical plan of Buyer or an Affiliate of Buyer for such year.  Nothing in this Agreement shall confer upon any Affected Employee any right to continue in the employ or service of Buyer, the Company or any Affiliate of Buyer or the Company, or shall interfere with or restrict in any way the rights of Buyer, the Company or any Affiliate of Buyer or the Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Affected Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Buyer, the Company or any Affiliate of Buyer or the Company and the Affected Employee.

(b)                                 Prior to the Closing Date, the Company and its Subsidiaries shall withdraw, effective as of the Closing Date, from any Company Plan not sponsored by the Company or its Subsidiaries, in the manner, if any, that such Company Plan specifies for withdrawal of a participating employer.

(c)                                  Notwithstanding the general provisions of Section 5.4(a), in the event of an Affected Employee’s termination of employment without cause by Buyer, the Company or an Affiliate of Buyer or the Company during the period commencing with the Closing Date and ending on December 31, 2007, Buyer shall provide, or shall cause the Company or other Affiliate of Buyer employing such Affected Employee to provide, cash severance to such Affected Employee in an aggregate amount not less than the base salary (or regular wages), as in effect immediately prior to the Closing, that would otherwise have been paid to such Affected Employee with respect to the period beginning on the first day following the Affected Employee’s termination of employment and ending on December 31, 2007; provided, however, that in no event shall an Affected Employee be entitled to receive any severance benefits in connection with a termination of employment unless and until the Affected Employee executes and returns to the Company a general release of claims against Buyer, the Company and its Affiliates and successors and such release of claims becomes effective and irrevocable; provided further, that in no event shall an Affected Employee be entitled to receive any severance benefits in connection with a termination of employment where there is a simultaneous reemployment or continuing employment of the Affected Employee by Buyer, the Company or an Affiliate of Buyer or the Company.  If an Affected Employee becomes entitled to severance benefits under any other severance plan, program or arrangement maintained by Buyer, the Company or an Affiliate of Buyer or the Company, the severance benefits to which the Affected Employee will become entitled shall not be less than the benefits described in this Section 5.4(c); provided, however, that in no event shall any such Affected Employee also be entitled to receive the severance benefits described in this Section 5.4(c).

(d)                                 Unless Buyer requests otherwise in writing, the Board of Directors of the Company shall adopt resolutions terminating, effective as of at least three Business Days prior to the Closing Date, the Slough Estates USA Inc. 401(k) Retirement Plan and the Slough Estates USA Inc. Money Purchase Pension Plan (each, a “Qualified Plan”).  At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer (i) executed resolutions of the Board of Directors of the Company authorizing the termination of each Qualified Plan, and (ii) an executed copy of each amendment made to a Qualified Plan in connection with the termination of such plan.

(e)                                  The Company shall, not less than seven (7) Business Days prior to the Closing Date, provide Buyer (i) executed resolutions of the Board of Directors of the Company terminating the Executive Retirement Plan, effective as of a date not later than the Closing Date, and (ii) an executed copy of each amendment made to the Executive Retirement Plan in connection with the termination of such plan.  The Company shall use commercially reasonable efforts to, prior to the Closing Date, establish a “rabbi trust” (the “Rabbi Trust”)

pursuant to Section 3.08 of the Executive Retirement Plan and contribute to the Rabbi Trust a cash amount equal to the Estimated Executive Retirement Plan Settlement Amount; in the event the Rabbi Trust is not established and/or funded prior to the Closing Date, the Company shall use commercially reasonable efforts to establish such Rabbi Trust and contribute to the Rabbi Trust a cash amount equal to the Estimated Executive Retirement Plan Settlement Amount as soon as practicable following the Closing Date.  Not later than December 15, 2007, Seller shall provide Buyer with specific written instructions to purchase the Annuity, which written instructions shall specify (i) the name of the insurer from whom the Annuity is to be purchased, and (ii) the terms and conditions of the Annuity (or a specimen form of contract setting forth the terms and conditions of the Annuity).  Based upon such instructions, the Company shall cause the trustee of the Rabbi Trust to purchase the Annuity using the funds of the Rabbi Trust (and such additional funds of the Company as shall be necessary), and deliver the Annuity to Marshall Lees on or after January 1, 2008 and on or before January 31, 2008 (except as may otherwise be required to comply with Section 409A of the Code).  To the extent the Annuity is purchased prior to January 1, 2008, the trustee of the Rabbi Trust shall be the owner, payee and beneficiary of the Annuity until delivery of the Annuity to Marshall Lees in accordance with this Section 5.4, at which time the trustee of the Rabbi Trust shall cause Marshall Lees to become the owner, payee and beneficiary of the Annuity.  If and to the extent that (i) the sum of (A) the purchase price of the Annuity, (B) the amount of any tax gross-up payment made pursuant to Section 3.09 of the Executive Retirement Plan, and (C) all amounts paid by the Company following the Closing in respect of the Executive Retirement Plan or the Rabbi Trust (collectively, the “Pension-Related Amounts”), exceeds (ii) the Estimated Executive Retirement Plan Settlement Amount, then Seller shall remit an amount equal to such excess to Buyer not later than seven (7) Business Days following the delivery of the Annuity to Marshall Lees.  If and to the extent that (x) the Estimated Executive Retirement Plan Settlement Amount exceeds the Pension-Related Amounts, then Buyer shall remit an amount equal to such excess to Seller not later than seven (7) Business Days following the delivery of the Annuity to Marshall Lees.

(f)                                    Unless Buyer requests otherwise in writing, the Company shall take all actions necessary to terminate, effective as of the Closing, each medical and dental benefit plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (each, a “Health Plan”).  At the Closing, the Company shall provide Buyer with documentation evidencing the termination of each Health Plan.

(g)                                 Effective as of the date hereof, the Company and Marshall Lees shall enter into a full and final settlement and general release of claims against the Company and its Affiliates and each of their successors and affiliates (the “Settlement Agreement”) with respect to any and all liabilities and obligations of the Company and its Affiliates and successors under the Lees Employment Agreement, the Lees Retention Letter and the Executive Retirement Plan.  The Settlement Agreement is attached hereto as Exhibit B.

(h)                                 (i) Except as expressly provided in this Section 5.4(h), Seller shall not, and shall cause its Affiliates, the Remuneration Committee and the Trustees not to, grant or provide any payment or benefit (including, without limitation, any future payment or benefit) to any Affected Employee on or after the Closing Date.  Except as expressly provided in this Section 5.4(h), on and after the Closing Date, Seller shall not, and shall cause its Affiliates, the Remuneration Committee and the Trustees not to, exercise any right to determine the amount or kind of payment or benefit to any Affected Employee (including, without limitation, the amount or kind of any payment or benefit under any of the Executive Plans).

(ii)                                  Seller shall cause the Remuneration Committee, not less than seven (7) Business Days prior to the Closing Date, to exercise its discretion to determine the amount of the “special bonus” to be paid by the Company to Marshall Lees upon (and subject to) the sale of the Company, as described in the Lees Retention Letter.  The amount of the bonus, once determined, shall be disclosed to Marshall Lees and Buyer not less than seven (7) Business Days prior to the Closing Date.  The bonus shall be paid by the Company to Marshall Lees not later than twenty (20) Business Days following the Closing Date.

(iii)                               Seller shall, not less than seven (7) Business Days prior to the Closing Date, deliver the following documents to Buyer: (A) a letter from the Trustees confirming that, subject to Closing and Marshall Lees continuing in employment with the Company until Closing, the Trustees shall exercise their discretion to release on the Closing Date to Marshall Lees all the shares of Seller that are subject to the Lees LTIP Awards; and (B) a letter from the Trustees confirming (1) that the Trustees shall, on or before the Closing Date, exercise their discretion to determine that the Rohner LTIP Awards and the Bergschneider LTIP Awards will not lapse by reason of the Closing, but these awards will continue subject to the rules of the LTIP, and (2) that in respect of each such award, on the third (3rd) anniversary of the grant of the award, the Trustees shall determine whether and to what extent the performance targets relating to such award have been met in accordance with the terms and conditions of such awards and the LTIP and whether and to what extent to release shares under such awards to Randy Rohner or Jonathan Bergschneider, as appropriate.

(iv)                              In respect of the option granted to Randy Rohner over 27,308 shares in Seller granted under the 2002 Plan, Seller shall determine in 2008 whether and to what extent the performance targets relating to such option have been met in accordance with the terms and conditions of such option and the 2002 Plan.

(v)                                 Seller shall recommend to the Trustees, not less than seven (7) Business Days prior to the Closing Date, that the Trustees grant the New Awards prior to the Closing Date and, if the New Awards are granted, the Seller shall, on or before the Closing Date, disclose to the Buyer the number of shares under the New Awards and the terms and conditions of the New Awards.

(vi)                              Seller shall, or shall cause its Affiliates, the Remuneration Committee and the Trustees to, administer all Executive Awards in accordance with the applicable plan rules and (except as expressly stated in this Section 5.4(h)(iii)(A), (B)(1) and (v)) Seller shall not, and shall cause its Affiliates, the Remuneration Committee and the Trustees not to, provide any concession or relaxation of the rules or exercise any discretion with respect to the Executive Awards unless the same concession, relaxation or exercise of discretion applies generally to all other similar awards made to employees of Seller or its Affiliates.

(vii)                           Seller shall take, or shall cause its Affiliates or the Trustees to take, all actions necessary to satisfy (A) any and all tax withholding obligations, and (B) any and all reporting obligations to the extent such reporting obligations are the responsibility of the Seller, its Affiliates or the Trustees, with respect to all compensation and benefits provided by Seller, its Affiliates or the Trustees to any Affected Employee (including, without limitation, compensation or benefits provided on or after the Closing Date by Seller and its Affiliates with respect to the Executive Awards), and all employment taxes in respect thereof.  Buyer shall, on request by Seller, provide Seller with the information available to Buyer that is reasonably necessary for the Seller, its Affiliates or the Trustees, to withhold, collect and remit the appropriate amount of tax to be withheld by Seller, its Affiliates or the Trustees, and to comply with any reporting obligations pursuant to this Section 5.4(h)(vii).

(i)                                     This Section 5.4 shall not create any third-party beneficiary rights in any Affected Employee, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Affected Employee by Buyer, the Company or any of their Subsidiaries.

Section 5.5                                                Publicity

.  Buyer and Seller agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated hereby.  Buyer and Seller agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior consent of Buyer and Seller, except (i) as such release or announcement, upon the advice of outside counsel, may be required by Law or the rules and regulations of any stock exchange upon which the securities of Seller or Buyer are listed (including the Circular), in which case the party required to make the release or announcement, to the extent practicable, shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance and (ii) each of Seller and Buyer may disclose any information concerning the transactions contemplated hereby that it deems appropriate in its respective reasonable judgment, in light of its status as a publicly owned company, including, without limitation, to securities analysts and institutional investors, in press interviews and Governmental Filings.

Section 5.6                                                Confidentiality

(a)                                  Buyer, its Affiliates and their respective Representatives shall treat all Evaluation Material (as defined in the Confidentiality Agreement) obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement.  The terms of the Confidentiality Agreement are hereby incorporated by reference into this Agreement and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the Company.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 7.3 hereof in accordance with its terms.

(b)                                 Except as otherwise provided in the Confidentiality Agreement, from and after the Closing, Seller shall not, and shall cause each of its Affiliates and its and their Representatives not to, disclose to any other Person any Company Confidential Information; provided, that Seller may disclose Company Confidential Information (i) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Seller or (ii) in order to comply with any Law applicable to Seller, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller in the course of any litigation, investigation or administrative proceeding; provided, further, that, if Seller or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Company Confidential Information, Seller shall provide Buyer with prompt prior written notice of such requirement to the extent legally permissible, and, to the extent reasonably practicable, reasonably cooperate with Buyer and Buyer’s Affiliates (at Buyer’s expense) to obtain a protective order or similar remedy to cause Company Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege.  In the event that such protective order or other similar remedy is not obtained, Seller shall furnish only that portion of Company Confidential Information that has been legally compelled.  Seller hereby agrees to, and shall cause its Affiliates to , protect Company Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of such Company Confidential Information as Seller uses to protect its own confidential information of a like nature.

(c)                                  Except as otherwise provided in the Confidentiality Agreement, from and after the Closing, Buyer shall not, and shall cause each of its Affiliates and its and their Representatives not to, disclose to any other Person any Seller Confidential Information; provided, that Buyer may disclose Seller Confidential Information (i) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Buyer or (ii) in order to comply with any Law applicable to Buyer, or in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Buyer in the course of any litigation, investigation or administrative proceeding; provided, further, that, if Buyer or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Seller Confidential Information, Buyer shall provide Seller with prompt prior written notice of such requirement to the extent legally permissible, and, to the extent reasonably practicable, reasonably cooperate with Seller and Seller’s Affiliates (at Seller’s expense) to obtain a protective order or similar remedy to cause Seller Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege.  In the event that such protective order or other similar remedy is not obtained, Buyer shall furnish only that portion of Seller Confidential Information that has been legally compelled.  Buyer hereby agrees to, and shall cause its Affiliates to, protect Seller Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of such Seller Confidential Information as Buyer uses to protect its own confidential information of a like nature.

(d)                                 Seller Confidential Information and Company Confidential Information, as applicable, will not include information which (i) becomes available to the public through no fault or negligence of the applicable party, (ii) was already rightfully known to the applicable party (other than by previous disclosure by the other party) as of the date hereof and not subject to any duty of confidentiality, (iii) is independently developed by such party without reference to any Confidential Information of the other party, or (iv) after the date hereof, is lawfully and in good faith made available or known to such party by a Person not connected with Seller or Buyer or their respective Representatives and without an obligation of confidence to such party, directly or indirectly.

Section 5.7                                      Access to Information.  Prior to Closing, Seller shall, and shall cause the Company and its Subsidiaries and their respective Representatives to, afford the Representatives of Buyer reasonable access upon reasonable advance notice and normal business hours to the officers, directors, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and their books and records, and shall furnish Buyer with such financial, operating and other data and information with respect to the Company and its Subsidiaries, as Buyer, through its Representatives, may reasonably request.  In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in the conduct of the business of the Company and its Subsidiaries prior to Closing.  Buyer acknowledges and agrees that any contact by Buyer and its Representatives with Representatives or customers of the Company and its Subsidiaries hereunder shall be arranged and supervised by representatives of Seller, unless Seller otherwise expressly consents with respect to any specific contact.  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Company and its Subsidiaries) nor their respective Representatives shall be required to disclose to Buyer or any Representatives any (i) information (A) relating to any sale or divestiture process conducted by Seller or its Affiliates for the Company or its business or Seller’s or its Affiliates’ (or their Representatives’) evaluation of the Company or its business in connection therewith, including projections, financial or other information relating thereto, other than with respect to a Person who makes an Acquisition Proposal, as provided in Section 5.3, after the date hereof or (B) if doing so could violate any fiduciary duty of Seller or any of its Affiliates (including the Company and its Subsidiaries) or any Contract or Law to which Seller or any of its Affiliates (including the Company and its Subsidiaries) is a party or is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including, without limitation, the attorney-client and work product privileges) or (ii) consolidated, combined, unitary or similar Tax Return of which Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) is the common parent or any other information relating to Taxes or Tax Returns other than information relating solely to the Company and its Subsidiaries.

Section 5.8                                                Maintenance of Books and Records

(a)                                  Each party hereto shall preserve, until at least the fifth (5th) anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such party relating to the Company or it Subsidiaries.  After the Closing Date and up until at least the fifth (5th) anniversary of the Closing Date, upon any reasonable request from a party hereto or its Representatives, the party holding such records shall (i) provide to the requesting party or its Representatives reasonable access to such records during normal business hours and

(ii) permit the requesting party or its Representatives to make copies of such records, in each case at no cost to the requesting party or its Representatives (other than for reasonable out-of-pocket expenses).  Such records may be sought under this Section 5.8 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, litigation, federal securities disclosure or other similar needs of the party seeking such records.

(b)                                 From and after the Closing, the parties shall use reasonable efforts to make available to each other, upon written request, their respective Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Action in which the requesting party may from time to time be involved relating to the Company, Seller or their Affiliate’s businesses as such business was conducted prior to the Closing.  Except as otherwise agreed between the parties, Seller and Buyer agree to reimburse each other for reasonable out-of-pocket expenses incurred by the other in connection with providing individuals and witnesses pursuant to this Section 5.8(a).

Section 5.9                                                Reasonable Best Efforts

(a)                                  Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other party hereto in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including, but not limited to: (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of applicable consents, waivers or approvals of any third parties or as required under applicable Law; (iii) the defending of any Action, whether judicial or administrative, challenging this Agreement or the performance of the obligations hereunder; (iv) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement; (v) the taking of such actions as Buyer may reasonably require in order to protect Buyer’s Tax status as a real estate investment trust; (vi) comply promptly with all requirements which applicable Laws may impose on Seller and its Subsidiaries with respect to the transactions contemplated hereby; and (vii) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Seller or any of its Subsidiaries relating to the transactions contemplated hereby.

(b)                                 Each party hereto shall promptly inform the others of any communication from any Governmental Entity regarding the Company, its Subsidiaries and any of the transactions contemplated hereby.  If any party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated hereby, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as practicable and after consultation with the other party, an appropriate response in compliance with such request.

Section 5.10                                Insurance.  Buyer acknowledges that all insurance coverage for the Company and its Subsidiaries under policies of Seller and its Affiliates, other than policies owned by the Company and its Subsidiaries (including any policies relating to environmental matters or Environmental Claims, as set forth in Section 5.21), shall terminate as of the Closing and, following the Closing, no claims may be brought against any policy of Seller and its Affiliates, other than policies owned by the Company and its Subsidiaries, in respect the Company or its Subsidiaries regardless of whether the events underlying such claim arose prior to, at or after the Closing.

Section 5.11                                          Repayment of Closing Indebtedness.   On the Closing Date, Buyer or its Affiliates shall loan to the Company the aggregate amount of cash necessary to prepay the Closing Indebtedness amounts that remain outstanding as of the Closing Date in accordance with the agreements governing the Closing Indebtedness, including the payment of all the Repayment Premiums in connection therewith (the “Closing Indebtedness Loan”).  At least three (3) Business Days prior to the Closing Date, the parties shall cooperate in preparation of a “funds flow memorandum” that details the procedures for the Company’s repayment of the Closing Indebtedness, including the related Repayment Premiums, on the Closing Date (the “Funds Flow Memo”).  After the Company’s receipt of the Closing Indebtedness Loan, Seller shall cause the Company to repay the Closing Indebtedness amounts that remain outstanding as of the Closing in accordance with the agreements governing such Closing Indebtedness, including the related Repayment Premiums, in compliance with the Funds Flow Memo (such repayment, the “Closing Indebtedness Repayment”).  For the avoidance of doubt, none of the Company, Seller or their Affiliates shall be obligated to repay the Other Company Indebtedness on the Closing Date.

Section 5.12                                          Tax Matters

(a)                                  Pre-Closing Period Taxes

(i)                                     Indemnification for Pre-Closing Period Taxes.  From and after the Closing Date, Seller (for purposes of this Section 5.12 only, the “Tax Indemnifying Party”), shall be responsible for, and shall indemnify, defend and hold harmless Buyer and the Company for, all Taxes of the Company or any of its Subsidiaries that are attributable or allocable to a Pre-Closing Period, except to the extent such Taxes are both (A) reflected in the Closing Balance Sheet as an accrued and payable Tax liability or in the reserve for such a Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the face of the Final Closing Balance Sheet and (B) included in the calculation of the Final Net Assets.  For purposes of determining the Tax Indemnifying Party’s indemnity obligation under section 5.12, and to the extent applicable, Sections 5.25 and 8.2, Taxes attributable or allocable to Pre-Closing Periods shall be determined without regard to any reduction in the Tax liability or increase in the Tax credit of the Company or its Subsidiaries for such periods attributable to the repayment of the Closing Indebtedness, including the payment of Repayment Premiums.

(ii)                                  Apportionment of Taxes.  For purposes of this Section 5.12, in order to apportion appropriately any Taxes relating to any taxable year or period that includes an Interim Period, the parties hereto shall, to the extent permitted under applicable Law, elect with the relevant Tax authority to treat for all purposes the Closing Date as the last day of the taxable year or period of the Company.  In any case where applicable Law does not permit the Company to treat the Closing Date as the last day of the taxable year or period, then, in each such case, the portion of any Taxes that are allocable to the portion of the Interim Period ending on the Closing Date shall be: (A) in the case of Taxes that are based upon or related to income or receipts, deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date; and (B) in the case of Taxes not described in subparagraph (A) above that are imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Interim Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant period.  In all cases, any transaction that occurs on the Closing Date and after the effective time of the Closing shall be treated for purposes of this Agreement as having occurred on the next succeeding day.

(b)                                 Tax Refunds

(i)                                     Buyer shall pay to Seller all refunds or credits of Taxes received by Buyer or the Company or any of its Subsidiaries after the Closing Date and attributable to Taxes paid by the Company or any of its Subsidiaries (or any predecessor thereof) with respect to a Pre-Closing Period, net of any Taxes imposed on such refund amount, and adjusted to reflect any Tax benefit actually received by Buyer or the Company in connection with the accrual or payment of amounts pursuant to this Section 5.12(b), to the extent that such refund or credit was not reflected in the Final Net Assets Adjustment contemplated by Section 2.3.  For purposes of the foregoing, the Buyer or the Company will be deemed to have actually received a tax benefit to the extent that the amount of Taxes payable by the Buyer or the Company, as the case may be, as shown on such Person’s Tax Return for the year of the accrual or payment of amounts pursuant to this Section 5.12(b) or an earlier year is reduced below the amount of Taxes that such Person would have been required to pay in such year but for the deduction attributable to the accrual or payment of amounts pursuant to this Section 5.12(b).

(ii)                                  Company REIT Election.  The Company shall not, and Buyer shall not cause or permit the Company to, elect to be taxed as a REIT with respect to its 2006 taxable year.  If the Company files an election to be taxed as a REIT with respect to its 2007 taxable year, then the Net REIT Tax Amount shall be treated for purposes of Section 5.12(b) as having been refunded to the Company after the Closing Date, and Buyer shall pay Seller the Net REIT Tax Amount upon the filing of the REIT election.  Notwithstanding the foregoing, with respect to Taxes paid or treated as having been paid such amounts shall not be payable by Buyer to Seller prior to the receipt of the refund of such amounts by the Company.  For purposes of the foregoing, the “Net REIT Tax Amount” is an amount equal to (A) the amount of all Taxes paid, treated as having been paid, or otherwise reflected in the determination of Final Net Assets with respect to the 2007 taxable year, and which would not be payable if the Company elects to be taxed as a REIT for such taxable year, reduced, but not below zero, by (B) the amount of any withholding Tax obligations imposed on the Company in connection with distributions made by the Company on or prior to the Closing (a “Pre-Closing Distribution”) as a result of the Company’s election to be taxed as a REIT.  Notwithstanding any other provision of this Agreement and in each case, only to the extent caused by the Company’s election to be taxed as a REIT for its 2007 taxable year: (A) Seller shall not indemnify the Company or Buyer for any withholding Taxes imposed on the Company to the extent such withholding Taxes are attributable to a Pre-Closing Distribution made to Seller; (B) the imposition of such withholding Taxes shall not be treated as a breach of any representation, warranty, or covenant set forth in this Agreement; (C) the Company shall, and Buyer shall cause the Company to, (x) duly and timely file any and all Tax Returns required to be filed with respect to any such withholding Tax, and (y) pay over to the appropriate Tax authority the amount of any such withholding Tax; and (D) Buyer shall indemnify Seller, on a fully grossed up after Tax basis, from and against any and all Taxes imposed on Buyer by any such Tax authority with respect to any such withholding Tax.

(c)                                  Preparation and Filing of Tax Returns and Payment of Taxes

(i)                                     Seller shall prepare and timely file or cause the Company to prepare and timely file (including extensions) all Tax Returns with respect to the Company for any Pre-Closing Period to the extent such Tax Returns are required to be filed on or prior to the Closing Date and shall pay or cause to be paid all Taxes reflected thereon.  All such Tax Returns shall be prepared and filed in a manner that is consistent, in all material respects, with the prior practice of the Company (including, without limitation, prior Tax elections and accounting methods or conventions made or utilized by the Company), except as required by a change in the applicable Law or regulations or as consented to by Buyer.  Seller shall deliver all such Tax Returns to Buyer for Buyer’s review at least twenty (20) days prior to the due date (including extensions) of any such Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by the Buyer.

(ii)                                  Buyer shall prepare and timely file or cause the Company to prepare and timely file (including extensions) all Tax Returns required to be filed after the Closing Date.  Any such Tax Return that relates to a Pre-Closing Period shall be prepared and filed in a manner that is consistent, in all material respects, with the prior practice of the Company (including prior Tax elections and accounting methods or conventions made or utilized by the Company), except as required by a change in the applicable Law or regulations or as consented to by Seller.  Buyer shall deliver all such Tax Returns with respect to Pre-Closing Periods to Seller for Seller’s review and approval at least twenty (20) days prior to the due date (including extensions) of any such Tax Return; provided, however, that Buyer may cause the Company to elect to be treated as a REIT on any such Tax Return; provided, further, that, in any such case, Buyer shall be subject to, among other things, the tax refund provision of Section 5.12(b).  If Seller disputes any item on such Tax Return, it shall notify Buyer of such disputed item (or items) and the basis for its objection.  The parties shall act in good faith to resolve any such dispute prior to the date on which the Tax Return is required to be filed.  If the parties cannot resolve any disputed item, the item in question shall be resolved by an independent accounting firm mutually acceptable to Seller and Buyer.  The fees and expenses of such accounting firm shall be borne equally by Seller and Buyer.  No later than five (5) days prior to the due date thereof, Seller shall pay to Buyer that amount equal to the portion of such Taxes which relates to Pre-Closing Periods, except to the extent that such Taxes are both (i) reflected in the Closing Balance Sheet as an accrued and payable Tax liability or in the reserve for such a Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shown on the face of the Final Closing Balance Sheet and (ii) included in the calculation of the Final Net Assets.  For purposes of the preceding sentence, Taxes shall be allocated in the manner set forth in Section 5.12(a)(ii) hereof.

(d)                                 Tax Cooperation

(i)                                     For a period of seven (7) years from and after the Closing, Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records), and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns including with respect to the Company’s compliance with the requirements for qualification as a REIT, if applicable, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding related to any proposed adjustment.  Any information obtained under this Section 5.12(d)(i) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.  After the expiration of such seven-year period, Buyer or Seller, as the case may be, may dispose of such information, books and records, provided that prior to such disposition, (A) Seller shall give Buyer the opportunity, at Buyer’s expense, to take possession of such information, books and records held by Seller; and (B) Buyer shall give Seller the opportunity, at Seller’s expense, to take possession of such information, books and records held by the Company.

(ii)                                  Buyer and the Company shall not, without the prior written consent of Seller, amend any Tax Return (except as required by applicable Law), or waive or extend any statute of limitations, if any such amendment, waiver, or extension would (A) increase the amount of Taxes payable by Seller with respect to its ownership of stock of the Company or any distribution or payment made by the Company to Seller on or before the Closing Date, (B) increase the Taxes of the Company with respect to any Pre-Closing Period, (C) cause a representation or warranty of Seller to be untrue or (D) give rise to an indemnification obligation of Seller under any provision of this Agreement.

(iii)                               Prior to the Closing Date, at the Buyer’s request, Seller shall cooperate, and shall cause its Subsidiaries to cooperate, with the Buyer in determining whether the Company satisfies the requirements for qualification and taxation as a REIT with respect to its 2007 taxable year.  Such cooperation shall include providing any information reasonably requested by Buyer regarding the income and assets of the Company and distributions made by the Company in any Pre-Closing Period.

(e)                                  Tax Contests

(i)                                     After the Closing, Buyer shall notify Seller in writing (a “Tax Notice”) of any demand or claim received by Buyer or the Company from any Tax authority or any other party with respect to Taxes for which the Tax Indemnifying Party is liable pursuant to Section 5.12 or Article VIII within ten (10) days of the receipt of such demand or claim by Buyer or the Company; provided, however, that a failure to give such Tax Notice will not affect the rights of Buyer or the Company to indemnification under Section 5.12 or Article VIII unless, or except to the extent that, such failure materially impairs the ability of the Tax Indemnifying Party to contest such demand or claim.  Such Tax Notice shall contain factual information (to the extent known) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax liability.

(ii)                                  Subject to the following sentence, Seller may elect to control the conduct, through counsel chosen by Seller and at Seller’s own expense, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability with respect to which indemnity may be sought under Section 5.12 or Article VIII, including any contest in respect of an Interim Period (any such audit, claim for refund, or proceeding relating to an asserted Tax liability is referred to herein as a “Contest”).  If Seller elects to control a Contest, Seller shall within thirty (30) calendar days of receipt of the Tax Notice notify Buyer in writing of its intent to do so; provided, however, that Buyer and the Company are authorized to file any motion, answer or other pleading that may be reasonably necessary or appropriate to protect their interests during such thirty (30) day period; provided further that the Buyer may retain separate counsel and participate in the defense of such Contest.  Buyer shall cooperate and shall cause the Company (and any of its successors) to cooperate in each phase of such Contest.  Seller shall keep the Buyer informed regarding the status of such Contest.  If Seller does not elect to control the Contest, Buyer or the Company may, without affecting its or any other indemnified party’s rights to indemnification under this Article V or Article VIII, assume and control the defense of such Contest with participation by Seller.

(iii)                               In the event that a Contest involves both a Pre-Closing Period and a Post-Closing Period (a “Straddle Contest”), the parties shall endeavor to cause the Contest proceeding to be separated into two or more separate proceedings, each of which involves exclusively Pre-Closing Periods or Post-Closing Periods.  In the event that such separation cannot, after diligent efforts, be achieved, Buyer and Seller shall jointly control the Straddle Contest; provided, however, that, subject to this Section 5.12(e) generally, Buyer shall have all rights to make decisions, settle, compromise and/or concede such asserted liability as relates to a Post-Closing Period.  To the extent Seller controls all or a portion of any Contest, Seller shall keep the Buyer informed regarding the status of such Contest.

(iv)                              With respect to a Contest that is described in paragraphs (ii) or (iii) of this Section 5.12, Seller’s ability to settle, compromise and/or concede any asserted Tax liability shall be subject to Buyer’s consent, not to be unreasonably withheld, conditioned or delayed, if Seller’s proposed settlement, compromise or concession could adversely affect a Tax liability of Buyer or the Company; provided, however, if Buyer does not provide Seller with such consent, and Seller shall pay to Buyer the amount that Seller was willing to pay the Tax authority, and the Tax Authority was willing to accept, to settle the asserted Tax liability, Seller shall be released by Buyer from all indemnification obligations with respect thereto pursuant to Section 5.12 and Article VIII and Buyer shall assume control over the conduct of such Contest and shall have all rights if such Contest does not involve any issues for which Seller remains liable under this Section 5.12 to make decisions, settle, compromise, and/or concede such asserted liability.

(f)                                    Tax Treatment of Indemnification Payment.  The parties agree to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all Tax purposes, except as otherwise required by Law.

(g)                                 Tax Sharing Agreements.  Any Tax sharing agreements or arrangements under which the Company or any of its Subsidiaries is a party or may have any liability or obligation shall be terminated effective as of the Closing.  After the Closing, this Agreement shall be the sole Tax sharing agreement relating to the Company or any of its Subsidiaries for all Pre-Closing Tax Periods.

(h)                                 Survival of Obligations.  Notwithstanding any other provision of this Agreement, the obligations of the parties set forth in this Article V shall remain in effect until thirty (30) days after the expiration of the applicable statutes of limitations (including valid extensions thereof).

(i)                                     Scope of Seller’s Tax Indemnification Obligations.  For the avoidance of doubt, and notwithstanding any other provision of this Agreement (including this Section 5.12 and Article VIII): (i) Seller makes no representation or warranty concerning the ability of the Company to qualify as a REIT for any taxable year; and (ii) Seller shall not be liable to Buyer for, and shall not indemnify Buyer against, any Taxes, losses, or other Damages incurred by the Company, Buyer, or any of their Affiliates to the extent such Damages are attributable to (A) the inability of the Company to make a valid election to be taxed as a REIT for any taxable year, (B) the effect of the Company’s Tax status on the ability of Buyer or any Affiliate to qualify as a REIT for any taxable year or (C) any income or gain attributable to a Section 1031 transaction or installment obligation open at the time of the Closing, but only to the extent that the right to receive such payment was not included in the calculation of Final Net Assets.

Section 5.13                                          Buyer’s Financing Activities

(a)                                  Buyer acknowledges and agrees that Seller and its Affiliates have no responsibility for any financing that Buyer may raise in connection with the transactions contemplated hereby.  Any offering materials and other related documents prepared by or on behalf of or utilized by Buyer or its Affiliates, or Buyer’s financing sources, in connection with Buyer’s financing activities in connection with the transactions contemplated hereby, that include any information provided by Seller or any of its Affiliates (including the Company and its Subsidiaries), including any offering memorandum, banker’s book or similar document used, or any other written offering materials used (collectively, “Offering Materials”), in connection with any debt or securities offering or other such Buyer financing shall include a conspicuous disclaimer to the effect that neither Seller nor any of its Affiliates nor any employees thereof have any responsibility for the content of such document and disclaim all responsibility therefor and shall further include a disclaimer with respect to Seller and its Affiliates in any oral disclosure with respect to such financing.

(b)                                 Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing and the Financing Commitments, (ii) enter into definitive financing agreements with respect to the Financing, so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date and (iii) consummate the Financing at or prior to Closing.  Buyer shall provide to Seller copies of all final documents relating to the Financing and shall keep Seller reasonably informed of material developments in respect of the financing process relating thereto.  Prior to the Closing, Buyer shall not agree to, or permit, any amendment or modification of, or waiver under, the Financing Commitments or other final documentation relating to the Financing without the prior written consent of Seller (such consent not to be unreasonably withheld), except as otherwise permitted under Section 5.13(d).  In the period between the date hereof and the Closing Date, upon request of Buyer, Seller shall, and shall use reasonable best efforts to cause its Subsidiaries, and its and their Affiliates and Representatives to, reasonably cooperate with Buyer in connection with the Financing, including without limitation, subject to Section 5.13(a), (i) preparation of all required financial statements relating to the Company and its Subsidiaries and any required pro forma financial information; (ii) reasonable participation in meetings and road shows, if any; (iii) the provision of information relating to the Financing reasonably requested by Buyer; and (iv) reasonable assistance in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents of Buyer. In addition, at or before the Closing Date, Seller will use its reasonable best efforts to provide to Buyer any financial information relating to the Company and its Subsidiaries that is reasonably required to obtain the Financing.  Buyer shall promptly, upon request by Seller, reimburse Seller for all documented out-of-pocket expenses incurred by Seller or its Affiliates or Representatives in connection with such cooperation.

(c)                                  If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under Section 5.13(b), any of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated prior to the Closing, in whole or in part, for any reason, Buyer shall (i) promptly notify Seller of such expiration or termination and the reasons therefor and (ii) use its reasonable best efforts promptly to arrange for alternative financing (which shall be in an amount sufficient to pay the Required Amounts from other sources and which do not include any conditions of such alternative financing that are more onerous than or in addition to the conditions set forth in the Financing) to replace the financing contemplated by such expired or terminated commitments or agreements.

(d)                                 Notwithstanding anything to the contrary contained in Section 5.13(b), at any time Buyer may replace the Financing with alternative financing arrangements which (i) provide Buyer with sufficient funds to pay the Required Amounts prior to or concurrent with the Closing, (ii) are no less favorable to the Seller than the Financing and (iii) do not prevent or materially impair or delay the Closing (the “Financing Alternative”).  In the event Buyer replaces the Financing with any Financing Alternative, the terms of Section 5.13(b) shall no longer apply with respect to the Financing, but shall thereafter apply with respect to the Financing Alternative.

Section 5.14                                Resignations.  Seller shall use reasonable best efforts to obtain the written resignations of each director or manager, as applicable, and officer of the Company and its Subsidiaries listed on Section 5.14 of the Seller Disclosure Letter, effective as of the Closing Date.

Section 5.15                                          Change of Name

(a)                                  No later than twenty (20) Business Days following the Closing Date, Buyer shall cause the Company and its Subsidiaries to change their names and cause the certificate of incorporation (or equivalent organizational document), as applicable, to be amended to remove any reference to “Slough”, “SEGRO” or “Slough Estates” or any other name, trademark or service mark used by Seller or any of its Affiliates.  Following the Closing Date, Buyer shall cause the Company and its Subsidiaries to, as soon as practicable, but in no event later than sixty (60) Business Days following the Closing Date, cease to (i) make any use of any names, trademarks, or service marks that include the terms (A) “Slough”, “SEGRO” or “Slough Estates,” or any other name, trademark or service mark used by Seller or any of its Affiliates as of the date hereof and (B) any names, trademarks, or service marks containing or comprising the foregoing, including any names, trademarks, or service marks confusingly similar thereto or dilutive thereof (the “Slough Marks”), and (ii) hold themselves out as having any affiliation with Seller or any of its Affiliates, other than non-prominent textual references solely to the extent reasonably necessary to make factual reference that such entity is a successor in interest as owner of the Company.  In furtherance thereof, as soon as practicable but in no event later than sixty (60) Business Days following the Closing Date, Buyer shall and shall cause its Affiliates, the Company and its Subsidiaries to remove, strike over or otherwise obliterate all Slough Marks from all assets and other materials owned by the Company and its Subsidiaries, including, without limitation, any business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems.  Any use by the Company or any of its Subsidiaries of any of the Slough Marks as permitted in this Section 5.15 is subject to their compliance with the quality control requirements and guidelines in effect for the Slough Marks as of the Closing Date; provided, however, that all uses of the Slough Marks by the Company and its Subsidiaries in existence as of the Closing Date shall be deemed in compliance with such quality control requirements and guidelines.  Buyer and its Affiliates shall not use the Slough Marks in a manner that may reflect negatively on such name and marks or on Seller or its Affiliates.  Buyer and its Affiliates shall indemnify and hold harmless Seller and any of its Affiliates for any Damages relating to or arising from the use by Buyer or any of its Affiliates of the Slough Marks pursuant to this Section 5.15.

(b)                                 For a period of three (3) years following the Closing Date, Seller or its Affiliates will provide, or will cause to be provided, forwarding of all e-mail directed to any Affected Employee at the “sloughusa.com” domain name to such employee’s new e-mail address (as specified by in writing by Buyer at or prior to the Closing or to such other e-mail address as Buyer may reasonably request from time to time thereafter).  Upon Buyer’s reasonable request, Seller or its Affiliates also will provide, or cause to be provided, an automated e-mail response instructing the sending party to use the applicable employee’s new e-mail address (or such other e-mail address as Buyer may reasonably request).

Section 5.16                                Notification of Certain Matters.  Until the Closing, Buyer and Seller promptly shall notify each other in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied.

Section 5.17                                          Release of Guarantees

(a)                                  The parties hereto agree to cooperate and use their reasonable best efforts to obtain the release of Seller or its Affiliates that are a party to each of the guarantees, performance bonds, bid bonds and other similar agreements listed in Section 5.17(a) of the Seller Disclosure Letter (the “Guarantees”).  In furtherance of the foregoing, Buyer shall use its reasonable best efforts to cause the beneficiary of each of the Guarantees, effective as of the Closing, to accept a substitute guarantee as may be requested by the beneficiary of each such Guarantee.  In the event any of the Guarantees are not released prior to or at the Closing, Buyer will indemnify and hold Seller and its Affiliates that are a party to each such Guarantee harmless for any and all payments required to be made under, and costs and expenses incurred in connection with, such Guarantee by Seller or its Affiliates that are a party to such Guarantee until such Guarantee is released.

(b)                                 The parties hereto agree to cooperate and use their reasonable best efforts to obtain the release of the Company, Buyer and their Affiliates from each of the guarantees, performance bonds, bid bonds and other similar agreements related to agreements or obligations of Seller or its Affiliates (other than the Company) that will remain effective after the Closing (the “Released Guarantees”).  In furtherance of the foregoing, Seller shall use its reasonable best efforts to cause the beneficiary of each of the Released Guarantees, effective as of the Closing, to accept a substitute guarantee as may be requested by the beneficiary of each such Released Guarantee, which substitute guarantee shall not include the Company, Buyer or their Affiliates as a party.  In the event any of the Released Guarantees are not released prior to or at the Closing, Seller will indemnify and hold Buyer and its Affiliates harmless for any and all payments required to be made under, and costs and expenses incurred in connection with, such Released Guarantee by the Company, Buyer or their Affiliates until such Released Guarantee is released.

Section 5.18                                          Directors and Officers

(a)                                  If the Closing occurs, Buyer shall, and shall cause the Company and its Subsidiaries to, take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any current or former officers, directors, partners, members, managers or employees of the Company or any of its Subsidiaries (or their respective predecessors) (collectively, the “Company Indemnitees”), as provided in (i) the organizational documents of the Company or any of its Subsidiaries in effect on the date of this

Agreement or (ii) any agreement providing for indemnification by the Company or its Subsidiaries of any of the Company Indemnitees in effect on the date of this Agreement (an “Indemnity Agreement”) to which Seller, the Company or its Subsidiaries is a party shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Company and its Subsidiaries after the Closing.

(b)                                 In the event that the Company or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 5.18.

(c)                                  The obligations of Buyer under this Section 5.18 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.18 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.18 applies shall be third party beneficiaries of this Section 5.18).

Section 5.19                                New Title Policy and Survey Cooperation. Seller shall, and shall cause the Company and its Subsidiaries to, reasonably cooperate with Buyer (at no out-of-pocket cost or expense to Seller, the Company or its Subsidiaries, as applicable) in the event that Buyer elects to induce one or more title insurance companies reasonably satisfactory to Buyer and its counsel, to issue a policy of title insurance or a date down endorsement for any Company Title Insurance Policy or other customary evidence of title assurance, as appropriate for the respective jurisdiction, showing good and indefeasible title to the Company Properties in fee simple vested in the applicable entity as of the Closing Date (each such policy or date down endorsement or other customary evidence of title assurance, as appropriate for the respective jurisdiction, a “New Title Policy” and collectively the “New Title Policies”) and Seller shall, and shall cause the Company and its Subsidiaries to, reasonably cooperate with Buyer (at no out-of-pocket cost or expense to Seller, the Company or its Subsidiaries, as applicable) in any efforts relating to the removal from the New Title Policies of any Encumbrances.  Seller shall, and shall cause the Company and its Subsidiaries to, reasonably cooperate with the Buyer if Buyer, in its sole and absolute discretion, determines to request from one or more land surveyors a new ALTA survey, or an update or recertification of any existing survey with respect to any Company Property, in form and substance satisfactory to Buyer (the “New Surveys”).  Prior to or at the Closing Date, and conditioned on the occurrence of the Closing, Seller shall cause the Company and any Subsidiary to execute and deliver to the applicable title insurance companies, so-called ALTA Statements or similar title affidavits (which shall include customary indemnification by the Company and any such Subsidiary) in form and substance as are reasonably acceptable to Buyer and reasonably required by such title insurance companies to issue the New Title Policies.

Section 5.20                                Quarterly Financial Statements.   Prior to the Closing, within forty (40) days after the end of each of the Company’s fiscal quarters, Seller shall provide Buyer with (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal quarter, (ii) unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the quarter and year-to-date periods ended on the last date of such fiscal quarter, and (iii) any other information reasonably requested by Buyer in order to comply with the requirements of Rule 3-05 of Regulation S-X of the Securities Act, which in the case of (i) and (ii), have been reviewed by PricewaterhouseCoopers LLP in accordance with Statement on Auditing Standards No. 100.

Section 5.21                                Environmental Insurance.  Prior to Closing, Seller shall, and shall cause the Company and its Subsidiaries to use their reasonable best efforts (including payment of premiums in the ordinary course consistent with past practice, at Seller’s expense) to maintain in effect all insurance policies relating to environmental matters or Environmental Claims.

Section 5.22                                Tenant and Other Estoppels.  Prior to the Closing, Seller shall, and shall cause the Company and its Subsidiaries to, reasonably cooperate with Buyer (at no out-of-pocket cost or expense to Seller, the Company or its Subsidiaries, as applicable) should Buyer elect to seek and obtain subordination and attornment agreements and/or estoppel or similar statements (and addressing such factual matters as reasonably determined by Buyer) from any tenants under any Company Leases or from the declarant or other third party under any covenants, conditions or restrictions, reciprocal easement agreements or similar Encumbrances with respect to any Company Property.

Section 5.23                                          Non-Solicitation and Non-Compete

(a)                                  For a period of ten (10) years following the Closing Date, Seller shall not, directly or indirectly, solicit for employment, hire or employ any of Marshall Lees, Randy Rohner, Jonathan Bergschneider, Samantha Mukundu Ramamoorthy or Douglas Kramer.

(b)

(i)                                     From the Closing Date until the earlier of (x) four (4) years following the Closing Date and (y) the date upon which a Triggering Event is consummated (the “Non-Compete Period”), Seller and its Affiliates shall not, directly or indirectly, engage in the ownership, management, operation or control of any business that engages in the Business in the United States (a “Competitive Business”), except that during the Non-Compete Period Seller may, directly or indirectly:

(A)                  acquire any Person or assets (a “Target Business”) (and thereafter own, manage, operate and control the Target Business) that includes a Competitive Business if (1) such Target Business does not at any time from the date of such acquisition until the end of the Non-Compete Period own or lease greater than 1,250,000 square feet of life science, laboratory and biomedical-related properties and (2) Seller has not previously acquired during the Non-Compete Period one or more Target Businesses that own or lease an aggregate of greater than 2,500,000 square feet of life science, laboratory and biomedical-related properties; and

(B)                    acquire any Target Business (and thereafter, subject to Seller’s divestiture obligations set forth below, own, manage, operate and control the Target Business) that includes a Competitive Business that owns or leases between 1,250,000 and 2,500,000 square feet of life science, laboratory and biomedical-related properties; provided, however, that in the event of such an acquisition, Seller shall use its best efforts to divest such Competitive Business in accordance with clause (ii) below.

(ii)                                  In the event that Seller acquires a Competitive Business pursuant to clause (i)(B) above, Seller shall deliver to Buyer a notice (the “Transaction Notice”) offering to provide Buyer an exclusive sixty (60) day period to negotiate a purchase of such Competitive Business as well as reasonable due diligence information with respect to such Competitive Business.  Upon receipt of the Transaction Notice, Buyer shall have a right of first offer to purchase such Competitive Business on terms and conditions set forth below, which option shall be exercisable within sixty (60) days from receipt of the Transaction Notice (the “Competitive Business Offer Period”).  Seller will permit Buyer to conduct reasonable and customary diligence on the Competitive Business.  In the event that Buyer desires to exercise such right, it shall give written notice thereof to Seller, stating the place and expected date of the closing of such purchase of such Competitive Business.  Subject to compliance with applicable Law, the date for such closing shall be twenty (20) Business Days from the date such notice is delivered to Seller unless the required approvals from Governmental Entities for such closing have not been obtained, in which case the closing shall be two (2) Business Days following the date on which all required approvals from Governmental Entities are received.  In the event that Seller and Buyer are unable to agree on mutually acceptable terms, including price, for the acquisition of such Competitive Business within the Competitive Business Offer Period, Seller shall use best efforts to divest such Competitive Business within six (6) months from the expiration of the Competitive Business Offer Period; provided that Seller shall not sell, or agree to sell, such Competitive Business on terms that are materially less favorable to it than the terms ultimately offered (if any) by Buyer for such Competitive Business.

Section 5.24                                Cooperation in Preparation of IFRS Financial Statements.  In connection with Seller’s public reporting requirements, Buyer shall and shall cause the Company and its Subsidiaries to reasonably cooperate with Seller in Seller’s preparation of IFRS management accounts of the Company and its Subsidiaries in form and substance reasonably acceptable to Seller, which shall include an income statement and balance sheet in IFRS format, together with related notes to such accounts as may be required by applicable UK IFRS disclosure requirements.  Such IFRS management accounts may be prepared for the period beginning on January 1, 2007 and ending on the Closing Date and, if Closing shall occur on or after June 30, 2007, as of the six-month period ending on June 30, 2007.

Section 5.25                                          Alternate Transactions

(a)                                  From the date of this Agreement until seven (7) Business Days prior to the Closing Date, Buyer may request that Seller and its Subsidiaries agree to one of the alternate transactions (the “Holding Company Transaction” or the “Partnership Transaction” and, collectively, the “Alternate Transactions”) described in Section 5.25(b) or Section 5.25(c).  Seller shall reasonably cooperate, and shall cause its Subsidiaries and Representatives to reasonably cooperate, with Buyer and its Representatives in (i) providing information in its possession or control reasonably requested by Buyer in evaluating and implementing the Alternate Transactions and (ii) reviewing the Alternate Transactions to determine the impact of the implementation and consummation thereof on the parties, including, without limitation, any potential delay of the Closing and any additional costs, Taxes (including Incremental Taxes or any withholding Taxes) or other Damages (including Incremental Damages) expected to be incurred by Seller or its Subsidiaries in connection with such Alternate Transactions.  Prior to the implementation of the Alternate Transaction, Seller shall prepare in good faith and provide to Buyer a schedule (the “Alternate Transaction Schedule”) containing the reasonably estimated amount and supporting calculations of the Incremental Taxes and Incremental Damages associated with the selected Alternate Transaction.  If, following its review, Seller reasonably determines that the implementation and consummation of the selected Alternate Transaction should not result in any delay of the Closing in excess of Permitted Delay and any additional material Taxes, out-of-pocket costs or other Damages to Seller, its Subsidiaries, its Affiliates, or its shareholders in excess of any additional amount Buyer agrees to pay to Seller or its Subsidiaries at the closing of such Alternate Transaction, then:

(i)                                     Buyer and its Subsidiaries shall, with Seller’s and its Subsidiaries’ reasonable cooperation, prepare all documents and filings (including, without limitation, Tax elections and requests for guidance or clearances reasonably requested by Buyer or Seller with respect to United Kingdom or United States Taxes or foreign Tax credits applicable to the selected Alternate Transaction) reasonably necessary to implement the selected Alternate Transaction  (including, if applicable, Section 5.25(c)(vi)), all of which shall be submitted to Seller for its prior review and comment;

(ii)                                  Seller or its Subsidiaries, as applicable, shall promptly execute and, if necessary, promptly deliver or file with a third party (including an appropriate governmental or regulatory authority), such documents and instruments as are prepared by Buyer pursuant to the foregoing clause (i), delivered to Seller, which are reasonably satisfactory to Seller and reasonably necessary to implement the Alternate Structure;

(iii)                               Buyer shall indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of, and shall pay to the Seller Indemnified Parties the amount of, any (A) Incremental Taxes and (B) Incremental Damages; provided, however, that (i) the Seller Indemnified Parties shall not be entitled to such indemnification with respect to, and shall refund to Buyer any amounts previously paid in respect of, any Incremental Taxes or Incremental Damages resulting from an act or failure to act by a Seller Indemnified Party which represents a breach of their duties under clause (ii) above or from a failure to act in good faith regarding their obligations under the introductory paragraph of Section 5.25(a) or Sections 5.25(a)(i), 5.25(b)(v), 5.25(g), 5.25(h) or 5.25(j), and (ii) the Seller Indemnified Parties shall not be entitled to indemnification with respect to Incremental Damages not reflected on the Alternate Transaction Schedule unless the Alternate Transaction Schedule was completed in good faith, it being understood that, so long as the Alternate Transaction Schedule was completed in good faith, Buyer shall be required to indemnify Seller Indemnified Parties for all Incremental Damages, whether or not reflected on the Alternate Transaction Schedule;

(iv)                              Notwithstanding anything to the contrary in this Agreement, provided Seller and its Subsidiaries comply with clause (ii) above and act in good faith regarding their obligations under the introductory paragraph of Section 5.25(a) and Sections 5.25(a)(i), 5.25(b)(v), 5.25(g), 5.25(h) and 5.25(j) in order to implement the selected Alternate Transaction, no breach of any representation, warranty, covenant or other agreement contained in this Agreement resulting from the implementation of the Alternate Transaction may be alleged against any Seller Indemnified Party and no Seller Indemnified Party shall have any liability in respect of such a breach under any provision of this Agreement;

(v)                                 The selected Alternate Transaction may be implemented in one or more phases, effective (unless otherwise provided in this Section 5.25, except to the extent otherwise agreed by Seller and Buyer) at such times as reasonably requested by Buyer, provided that the closing of any such phase shall not occur more than three (3) Business Days prior to the expected closing of the transactions described in Section 5.25(b)(iv) or Section 5.25(c)(v), as applicable.  In the event that Seller and Buyer take any action reasonably necessary to implement the selected Alternate Transaction and the Closing does not occur for any reason, the parties will, to the extent possible, affect a rescission of such actions.  Notwithstanding anything to the contrary in this Agreement, in the event that Seller takes any action reasonably necessary to implement the selected Alternate Transaction and the Closing does not occur for any reason (other than a willful breach by a Seller Indemnified Party that is intended to impair Buyer’s benefits under this Agreement), then Buyer shall indemnify and hold harmless Seller Indemnified Parties from, against and in respect of, and shall pay to Seller Indemnified Parties the amount of, any Damages (including Taxes) incurred by them as a result of any such action or the unwinding of any such action; and

(vi)                              As promptly as practicable after the date hereof, Buyer shall prepare and submit to Seller a detailed outline of the steps and actions required to be taken by Seller pursuant to clause (ii) above in order to implement the selected Alternate Transaction.  Prior to the implementation of the selected Alternate Transaction, Buyer may revise such outline from time to time and will promptly provide a copy of such revised outline to Seller.

(b)                                 The “Holding Company Transaction” shall refer to a transaction substantially in the form of the following:

(i)                                     Seller shall cause STE to form a new United States corporation (“Holdco”) and to contribute all of the Shares of the Company to Holdco in exchange for common stock and preferred stock of Holdco with identical rights to the outstanding common stock and preferred stock of the Company.  Seller shall take no action to cause Holdco to be taxed in any manner, with the result that Holdco shall be treated as a domestic corporation for United States federal income tax purposes.

(ii)                                  The Company shall convert to a limited liability company (the “Converted Entity”) that is treated or elects to be treated as an entity that is disregarded as separate from Holdco for United States federal income tax purposes.  Upon Buyer’s reasonable request, Seller shall reasonably cooperate with respect to the conversion of Subsidiaries of the Company into limited liability companies that are treated as entities that are disregarded as separate from Holdco for United States federal income tax purposes.

(iii)                               The Converted Entity  shall distribute its interest in the Charterhouse Entities to Holdco.

(iv)                              Seller shall cause Holdco to sell to Buyer and Buyer shall purchase from Holdco all of the membership interests of the Converted Entity for cash in an amount equal to the Purchase Price in a manner consistent (to the extent possible) with the remaining provisions of this Agreement.

(v)                                 Holdco shall promptly use a portion of the net proceeds to redeem the preferred stock issued by Holdco to STE and then distribute the balance of such proceeds to STE as a dividend.

(c)                                  The “Partnership Transaction” shall refer to a transaction substantially in the form of the following:

(i)                                     The Company shall contribute its interest in the Charterhouse Entities to one or more newly formed domestic or non-U.S. limited liability entities (the “Charterhouse LLCs”).

(ii)                                  The Company shall distribute its interest in the Charterhouse LLCs to STE.

(iii)                               Seller shall cause STE to form a new United States corporation (“Newco”) and to contribute Shares constituting a 1% or less interest in the Company to Newco in exchange for Newco stock.

(iv)                              The Company shall convert to a limited liability company (the “Partnership Converted Entity”) that shall not elect to be treated as a corporation for United States Federal income tax purposes unless the Closing does not occur.  Upon Buyer’s reasonable request, Seller shall reasonably cooperate with respect to the conversion of Subsidiaries of the Company into limited liability companies that are treated as entities that are disregarded as separate from the Company for United States federal income tax purposes.

(v)                                 Seller shall cause STE to sell to Buyer and Buyer shall purchase from STE all of the stock of Newco and all of the membership interests of the Partnership Converted Entity held by STE for cash in an amount equal to the Purchase Price in a manner consistent (to the extent possible) with the remaining provisions of this Agreement.

(vi)                              If the Partnership Transaction is implemented but does not close, the Charterhouse LLCs shall elect to be treated as corporations for United States federal income tax purposes effective immediately prior to the distribution in Section 5.25(c)(ii), and notwithstanding Section 5.25(c)(iv), the Company shall elect to be treated as a corporation for United States federal income tax purposes effective as of its conversion to a limited liability company.

(d)                                 Section 1031 Asset Acquisitions.

(i)                                     Buyer may elect to acquire, in connection with the Closing, one or more of the Company’s Properties as part of a like-kind exchange under Section 1031 of the Code (such Company Properties thus acquired hereinafter referred to as “Replacement Properties”), provided, however, that (A) the value of the Replacement Properties shall not exceed $200,000,000 in the aggregate, (B) any such like-kind exchange shall be consummated through the use of a qualified intermediary or exchange accommodation titleholder (the “Assignee”), and (C) no such Replacement Properties may  be subject to any Encumbrance that requires a consent from any Person (other than Seller and its Affiliates) in connection with any acquisition pursuant to this Section 5.25(d).

(ii)                                  If Buyer elects to acquire any such Replacement Properties, it shall notify Seller of such election in writing at least seven (7) Business Days prior to the proposed Closing Date.  Such notice shall be executed by an executive officer of Buyer and shall specifically identify Assignee and the Replacement Properties to be acquired.  Following receipt of such notice, Seller agrees to reasonably cooperate with Buyer in attempting to close the acquisition of the Replacement Properties on the second Business Day immediately preceding the Closing, including executing such documents and taking such actions as Buyer may reasonably request to complete the acquisition of the Replacement Properties in a manner that does not result in any incremental liabilities or obligations of any Seller Indemnified Party, or in the case of the Holding Company Transaction, upon the request of Buyer, to distribute such Replacement Properties to Holdco or STE respectively and then transfer the Replacement Properties to the Assignee, prior to the sale of Holdco to Buyer. Without limiting the generality of the immediately preceding sentence, any Transfer Taxes, recording, registration and other fees, charges, premiums and any similar Taxes shall be borne solely by Buyer in connection with any such exchange, and Buyer shall guarantee the full and timely performance by the Assignee of its obligations in respect to its acquisition of Replacement Properties and in respect of each and every one of the representations, warranties, indemnities, obligations and undertakings of Buyer under this Agreement (and any amendments or modifications hereto) that relate to the Replacement Properties.  In connection with the closing of any such acquisition of the Replacement Properties, Assignee shall transfer to Seller or its designee an amount of cash equal to the aggregate estimated fair market value of all such Replacement Properties as agreed to by Seller, which amount shall reduce on a dollar-for-dollar basis the Initial Purchase Price payable pursuant to Section 2.1(b)(i).  The transactions contemplated by this Section 5.25(d) shall be treated as a selected Alternate Transaction (if no Alternate Transaction is otherwise selected) or as a component of the selected Alternate Transaction, and any transfer of one or more Replacement Properties by the Company to Buyer shall be subject to all of the provisions of Section 5.25(a), including clauses (i), (ii), (iii), (iv) and (v) thereof.  If one or more Assignees acquire the Replacement Properties and the Closing described in Article II does not occur as scheduled, then such acquisition shall be rescinded by the parties as promptly as possible and in any event with two Business Days (the “Rescission”) with Buyer transferring (or causing the Assignees to transfer) the Replacement Properties back to the respective Subsidiary of the Company (the “1031 Transferors”) from which the Replacement Properties were acquired.  In such event, no sale or transfer shall have been deemed to occur with respect to the Replacement Properties.  Concurrently with consummation of the Rescission, any and all accounts, payments or credits paid or received by Buyer or its Affiliates with respect to the Replacement Properties shall be returned, paid or otherwise transferred to the Buyer or the applicable 1031 Transferors (as applicable), and Buyer shall indemnify the Seller Indemnified Parties in respect of any Damages (including Taxes) suffered by the Seller Indemnified Parties in connection with or as a result of the acquisition by Buyer or any Assignee of the Replacement Properties and the Rescission; provided, however, that Buyer shall have no obligation to indemnify the Seller Indemnified Parties if the Closing does not occur due to a willful breach by a Seller Indemnified Party that is intended to impair Buyer’s benefits under this Agreement.

(e)                                  If Seller and Buyer implement the Holding Company Transaction, on or before the date that is thirty (30) days after the Closing Date, Buyer shall provide Seller with a proposed allocation of the Purchase Price for the deemed sale of assets resulting from such transaction, setting forth the estimated fair market values of the assets of each of the Company and its Subsidiaries, as required by Section 1060 of the Code.  On or before the date that is sixty (60) days after the Closing Date, Seller and Buyer shall cooperate in developing the final allocation of such Purchase Price (the “Final Allocation”).  If Seller and Buyer cannot agree on the Final Allocation, such dispute shall be resolved by the Independent Accounting Firm, and such determination shall be final and binding on the parties.  The fees charged by the Independent Accounting Firm in connection with the determination of the Final Allocation shall be borne by Buyer.

(f)                                    Notwithstanding anything in this Agreement to the contrary, Buyer may not propose or otherwise seek to effect the implementation of the Partnership Transaction pursuant to this Section 5.25 unless (i) the Holding Company Transaction is rejected (or otherwise not approved) by the UK Tax Authority, (ii) it is determined that the aggregate amount of Incremental Taxes and Incremental Damages associated with the Holding Company Transaction materially exceed the aggregate amount of Incremental Taxes and Incremental Damages associated with the Partnership Transaction or (iii) the Seller agrees otherwise; provided, that, with respect to the foregoing clause (i), Buyer or its Affiliates may approach the UK Tax Authority on a “no names” basis with respect to the viability of the Partnership Transaction.

(g)                                 Tax Treatment and Reporting.

(i)                                     Prior to the implementation of the selected Alternate Transaction, Buyer and Seller shall reasonably agree as to the proper Tax treatment and Tax reporting (including with respect to any withholding Taxes) of the selected Alternate

Transaction.  Unless (after reasonable defense, at Buyer’s expense) required to do otherwise by a final “determination,” as defined in Section 1313 of the Code or on the issue of a closure notice to an enquiry under paragraph 32, Schedule 18 Finance Act 1998 or after a discovery assessment under paragraph 41 Schedule 18 Finance Act 1998, Buyer, Seller and their Subsidiaries shall treat and report the selected Alternate Transaction consistently with such agreement on all Tax Returns and other submissions (including for the avoidance of doubt, related to Tax audits or enquiries) made to any Taxing authority.

(ii)                                  In furtherance of the foregoing and regardless of whether or not the selected Alternate Transaction closes after any phase of such transaction has been implemented, pursuant to Notice 89-57, 1989-1 CB 698, the Seller and its Subsidiaries shall treat the filing requirements of Treas. Reg. Section 1.897-5T(d)(1)(iii) as suspended and shall not make any filings under Treas. Reg. Section 1.897-5T(d)(1)(iii), including the declaration required by Treas. Reg. Section 1.897-5T(d)(1)(iii)(H) thereof, unless (after reasonable defense, at Buyer’s expense) there is a final “determination,” as defined in Section 1313 of the Code, indicating that such filings would reduce the Tax imposed on the selected Alternate Transaction (or portion thereof), in which case (A) such filings shall be made, and (B) Buyer shall be required to indemnify Seller Indemnified Parties for any additional Tax imposed on Seller Indemnified Parties at any time following the implementation of such phase, and in connection with any transaction, to the extent such additional Tax results from making such filings under Treas. Reg. Section 1.897-5T(d)(1)(iii).

(h)                                 If the Holding Company Transaction is implemented, Seller and its Subsidiaries have no present plan or intention to liquidate Holdco.  Seller and its Subsidiaries currently intend that Holdco shall continue to hold an interest in the Charterhouse Entities. For the period commencing immediately after the Closing through December 31, 2007, Seller shall cause STE not to, and STE shall not, derive any income that is effectively connected with the conduct of a trade or business within the United States, excluding, for this purpose, any such income that is attributable to (i) the consummation of any transaction contemplated by this Agreement, or (ii) the receipt of distributions from Holdco; provided, however, that STE and Holdco shall use their good faith efforts to cause such distributions not to exceed the sum of (A) the earnings and profits of Holdco, and (B) the tax basis of the Holdco stock.

(i)                                     Except as provided in Section 5.25(h), Seller makes no representation, warranty, or covenant concerning, and Buyer agrees not to allege breaches of any representation, warranty, covenant or other agreement in this Agreement regarding, the Tax treatment of the selected Alternate Transaction or any transaction executed in connection therewith, and shall not indemnify any Buyer Indemnified Party for any Taxes or other Damages that are attributable, in whole or in part, to the recharacterization of any such transaction by any Tax authority; provided, that, Seller and its Subsidiaries shall have acted in good faith consistent with their obligations under this Section 5.25; provided, further, that if an Alternate Transaction is recharacterized in a manner that reduces or eliminates the amount of Incremental Taxes or Incremental Damages (if any) with respect to which a Seller Indemnified Party has previously received an indemnification payment pursuant to the terms of this Section 5.25, then Seller (i) shall pay to Buyer the excess of Incremental Damages paid to Seller Indemnified Parties by

Buyer over the Incremental Damages incurred by Seller Indemnified Parties (after giving effect to such reduction or elimination), and (ii) shall apply for a refund of such Incremental Taxes at the sole cost and expense of Buyer and pay any refunded amounts over to Buyer promptly upon receipt thereof.

(j)                                     Seller shall notify Buyer in writing (“Alternate Transaction Tax Notice”) of any demand, claim, notice of enquiry, communication (either in writing or by telephone contact), closure notice or discovery assessment (collectively, a “Tax Communication”) received by Seller Indemnified Parties from any Tax authority or any other party with respect to Taxes related to the selected Alternate Transaction and for which the Buyer may be liable pursuant to this Section 5.25 within ten (10) days of the receipt of such Tax Communication by Seller Indemnified Parties; provided, however, that so long as Seller is acting reasonably and in good faith, a failure to give such Alternate Transaction Tax Notice will not affect the rights of the Seller Indemnified Parties to indemnification under this Section 5.25, except to the extent that such failure prevents the Buyer from responding to or contesting such Tax Communication.  Buyer may elect to participate in or control, through counsel or other representative chosen by Buyer and reasonably acceptable to Seller and at Buyer’s own expense, any Contest involving any asserted Tax liability in connection with the selected Alternate Transaction and for which indemnity may be sought by Seller Indemnified Parties under this Section 5.25.  Seller Indemnified Parties shall reasonably cooperate with Buyer in each phase of such Contest.  To the extent not inconsistent with the foregoing, the procedures set forth in Section 5.12(e) shall apply for purposes of any such Contest.

(k)                                  Notwithstanding any other provision of this Agreement, the Partnership Transaction shall not be implemented unless Seller and Buyer, each acting reasonably and in good faith, enter into an amendment to this Agreement setting forth the manner in which the transactions, if any, that occur with respect to the Partnership Converted Entity or one of its direct or indirect Subsidiaries prior to Closing shall be treated for purposes of the other provisions of this Agreement, including Sections 2.3, 3.15, 5.12, and Article VIII.

(l)                                     Notwithstanding anything to the contrary in this Agreement, the calculation of Net Assets shall disregard in all respects any implementation or attempted implementation of (and, if applicable, any concurrent or subsequent rescission of, or payment of Damages in respect of indemnification related to) any Alternate Transaction under this Section 5.25.

Section 5.26                                Certain Loan Consents.  Seller and Buyer shall reasonably cooperate to procure the consent to the Sale of the lenders under (i) the Mortgage Loan Commitment between Torrey Pines Science Center Limited Partnership and AEGON USA Realty Advisors, Inc., (ii) the Promissory Note between Torrey Pines Science Center Limited Partnership and PFL Life Insurance Company, (iii) the Mortgage Loan Commitment between LASDK Limited Partnership and The Chase Manhattan Bank and (iv) the Deed of Trust and Security Agreement among LASDK Limited Partnership, First American Title Insurance Company and The Chase Manhattan Bank; provided, however, that (i) neither party shall have to pay any consideration to the lenders to obtain such consent other than such consideration as is contemplated under such agreements, which shall be deemed Repayment Premiums, and (ii) if any such consent is not obtained at or prior to the Closing, the pro rata portion of the

Indebtedness under the relevant agreement attributable to the Company based on its equity ownership of Torrey Pines Science Center Limited Partnership and LASDK Limited Partnership (as applicable) shall be treated as Closing Indebtedness and shall be deemed to be listed on Section 1.1A of the Seller Disclosure Letter.  For the avoidance of doubt, in the event the Indebtedness identified in the preceding sentence is refinanced or a consent is obtained thereunder in respect of the Sale, then the pro rata portion of the Indebtedness under the relevant agreement attributable to the Company based on its equity ownership of Torrey Pines Science Center Limited Partnership and LASDK Limited Partnership (as applicable) shall be deemed Other Company Indebtedness.

Section 5.27                      Transfer of Warrants.  Seller shall cause its Affiliates to transfer the warrants listed on Section 5.27 of the Seller Disclosure Letter (the “Warrants”) to Buyer or its Affiliates at Closing.  The amount of the Purchase Price allocated to the Warrants shall be equal to the fair market value thereof as determined in good faith by the parties pursuant to the procedures set forth in Section 5.25(e), applied mutatis mutandis.

ARTICLE VI

CONDITIONS OF PURCHASE

Section 6.1                                      Conditions to Obligations of Buyer.  The obligations of Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Buyer:

(a)                                  Representations and Warranties and Covenants of Seller.

(i)                                     The representations and warranties of Seller contained in (i) this Agreement, without giving effect to any Knowledge, materiality or Material Adverse Effect qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except for such failures to be true and correct as would not in the aggregate be reasonably expected to have a Material Adverse Effect and (ii) Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.6, Section 3.9(iii) and Section 3.23 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date;

(ii)                                  Seller shall have performed in all material respects the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii)                               Seller shall have delivered to Buyer a certificate of Seller, dated the Closing Date, to the effect of the foregoing clauses (i) and (ii).

(b)                                 No Prohibition.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(c)                                  Seller Shareholder Approval.  Seller shall have received the Seller Shareholder Approval.

(d)                                 Repayment of Debt.  The appropriate counterparty under each agreement governing the Closing Indebtedness other than the agreements in respect of the Guaranteed Senior Notes identified in Section 1.1A of the Seller Disclosure Letter (the “Existing Debt Agreements”) shall have issued a letter prior to Closing addressed to Buyer and Seller in form and substance reasonably acceptable to Buyer and Seller, stating (i) the aggregate amount of Indebtedness outstanding under the applicable Existing Debt Agreement and Repayment Premiums due under the applicable Closing Indebtedness, each as of the Closing Date and assuming full payment of Indebtedness under such Existing Debt Agreement (the “Payoff Amount”), (ii) that, if the Payoff Amount is paid to the holders of the Indebtedness under such Existing Debt Agreement on the Closing Date, such Indebtedness will be paid in full (or wording to similar effect) and (iii) that upon payment of such Payoff Amount, such counterparty will release any and all Encumbrances that it or its affiliates may have with respect to the Company, any of its Subsidiaries or any of its or their assets that secure such Indebtedness and will take all actions reasonably necessary to effectuate such release (or wording to similar effect).

(e)                                  Closing Deliveries.  Seller shall have delivered to Buyer all of the items required by
Section 2.2(b).

(f)                                    No Material Adverse Effect.  On the Closing Date, there shall not exist any circumstance, change, effect, or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Section 6.2                                      Conditions to Obligations of Seller.  The obligations of Seller to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Seller:

(a)                                  Representations and Warranties and Covenants of Buyer.

(i)                                     The representations and warranties of Buyer contained in (i) this Agreement, without giving effect to any materiality qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true as of such specified date), except for such failures to be true and correct as would not in the aggregate prevent or materially impair or delay consummation by Buyer of the transactions contemplated hereby and (ii) Section 4.1, Section 4.2, Section 4.4(iii) and Section 4.8 shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date;

(ii)                                  Buyer shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii)                               Buyer shall have delivered to Seller a certificate of Buyer, dated the Closing Date to the effect of the foregoing clauses (i) and (ii).

(b)                                 No Prohibition.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated hereby, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the transactions contemplated hereby.

(c)                                  Seller Shareholder Approval.  Seller shall have received the Seller Shareholder Approval.

(d)                                 Repayment of Debt.  The appropriate counterparty under each Existing Debt Agreement shall have issued a letter prior to Closing addressed to Buyer and Seller in form and substance reasonably acceptable to Buyer and Seller, stating (i) the Payoff Amount under such Existing Debt Agreement, (ii) that, if the Payoff Amount is paid to the holders of the Indebtedness under such Existing Debt Agreement on the Closing Date, such Indebtedness will be paid in full (or wording to similar effect) and (iii) that upon payment of such Payoff Amount, such counterparty will release any and all Encumbrances that it or its affiliates may have with respect to the Company, any of its Subsidiaries or any of its or their assets that secure such Indebtedness and will take all actions reasonably necessary to effectuate such release (or wording to similar effect).

(e)                                  Closing Deliveries.  Buyer shall have delivered to Seller all of the items required by Section 2.2 (c).

ARTICLE VII

TERMINATION

Section 7.1                                      Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date only as follows:

(a)                                  by written agreement of Buyer and Seller;

(b)                                 by Seller or Buyer, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or before September 30, 2007 (the “Outside Date”) (unless the failure to consummate the Closing by such date shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement);

(c)                                  by Seller or Buyer, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Entity shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such statute, rule, regulation, order, decree or injunction or other action shall have become final and non-appealable, unless the failure to consummate the Closing because of such action by a

Governmental Entity shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement;

(d)                                 by Buyer if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Seller herein are or become untrue or inaccurate such that the condition set forth in Section 6.1(a) (i) would be incapable of being satisfied by the Outside Date, or (ii) there has been a breach on the part of Seller of any of its covenants or agreements herein such that the condition set forth in Section 6.1(a)(ii) would be incapable of being satisfied by the Outside Date;

(e)                                  by Seller if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Buyer herein are or become untrue or incorrect such that the condition set forth in Section 6.2(a)(i) would be incapable of being satisfied by the Outside Date, or (ii) there has been a breach on the part of Buyer of any of its covenants or agreements herein such that the condition set forth in Section 6.2(a)(ii) would be incapable of being satisfied by the Outside Date;

(f)                                    by Seller or Buyer, if upon a vote at the Seller Shareholders’ Meeting the Seller Shareholder Approval is not obtained; and

(g)                                 by Buyer, if (i) the board of directors of the Seller shall have withdrawn or adversely modified, or shall have resolved or determined to withdraw or adversely modify, the Seller Recommendation; (ii) the board of directors of the Seller shall have approved or recommended, or shall have resolved or determined to approve or recommend, to the stockholders of the Seller, an Acquisition Proposal; (iii) the board of directors of the Seller fails to publicly reaffirm the Seller Recommendation within five (5) Business Days of receipt of a written request by Buyer to provide such reaffirmation following an Acquisition Proposal; or (iv) for any reason Seller fails to call or hold the Seller Shareholders’ Meeting by the second (2nd) Business Day prior to the Outside Date.

Section 7.2                                      Termination Fee

(a)                                  If this Agreement is terminated pursuant to Section 7.1(f), then Seller shall pay to Buyer an amount in cash equal to the Buyer Expenses by wire transfer of immediately available funds within five (5) Business Days after the date of the Seller Shareholders’ Meeting.

(b)                                 If (i) this Agreement is terminated pursuant to Section 7.1(f) and Seller shall have breached its obligations under Section 5.3 in any material respect, (ii) this Agreement is terminated pursuant to Section 7.1(g) or (iii) (A) any Person shall have publicly announced or otherwise communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of Seller contemplated hereby at the Seller Shareholders’ Meeting and such Acquisition Proposal is still pending at the time of the Seller Shareholders’ Meeting, (B) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d), or Section 7.1(f), and (C) within twelve (12) months after such termination Seller or the Company enters into an agreement with any Person with respect to an Acquisition Proposal, then Seller shall pay to Buyer an amount equal to $65,000,000 less the Buyer Expenses paid pursuant to Section 7.2(a) above (the “Termination Fee”) by wire transfer of immediately available funds within one (1) Business Day after the date Seller enters into such agreement.

(c)                                  If this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(e) and Buyer is in breach of its obligations to effect the Closing despite satisfaction of the conditions set forth in Section 6.1, then Buyer shall pay to Seller an amount in cash equal to $65,000,000 (the “Reverse Termination Fee”).  Payment of the Reverse Termination Fee required by this Section 7.2  shall be payable by Buyer to Seller by wire transfer of immediately available funds within one (1) Business Day after the effective date of such termination.

(d)                                 Buyer and Seller hereby acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated hereby, that without these agreements Buyer and Seller would not have entered into this Agreement and that any amounts payable pursuant to this Section 7.2 do not constitute a penalty.  In the event that Seller or Buyer shall fail to pay the Buyer Expenses, Termination Fee or Reverse Termination Fee, as the case may be, when due, Seller or Buyer, as applicable, shall reimburse the other party  for any and all Damages (including reasonable fees and expenses of counsel) incurred by the other party in connection with the collection under and enforcement of this Section 7.2.

Section 7.3                                      Effect of Termination.  In the event of termination of this Agreement by a party hereto pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereupon terminate and become void and have no effect, without any liability or obligation on the part of any party hereto, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Article I, Section 5.6, Section 7.2, Article VIII and Article IX shall survive the termination of this Agreement; provided, however, that if such termination shall result from (i) the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) Buyer’s or Seller’s failure to pay any portion of the Closing Consideration, the Closing Indebtedness, the Repayment Premiums, Final Aggregate Company Indebtedness Adjustment, or Final Net Assets Adjustment due to the other party upon the satisfaction or waiver of the conditions to Closing set forth in Article VI, Seller or Buyer, as the case may be, shall be fully liable for any and all Damages of the other parties as a result of such breach or failure.

ARTICLE VIII

INDEMNIFICATION

Section 8.1                                      Survival of Representations and Warranties.  The representations and warranties in Article III and Article IV shall survive the Closing for a period of twelve (12) months; provided, however, that the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.6, Section 3.23, Section 4.1, Section 4.2 and Section 4.8 shall survive indefinitely and shall not terminate; provided, however, that the representations and warranties set forth in Section 3.22 shall survive the Closing for a period of three (3) years; and provided, further, that the representations and warranties set forth in Section 3.15 shall survive until thirty (30) days after the expiration of the relevant statute of limitations

(including extensions).  If any party makes a claim with respect to any specific representation and warranty within the time period described in the preceding sentence, and such claim is not completely and finally resolved prior to the expiration of such time period, such representation or warranty shall survive solely with respect to any such claim until such claim is finally and fully resolved.

Section 8.2                                      Indemnification.

(a)                                  Seller shall indemnify and hold harmless Buyer and its Affiliates and their Representatives in their capacity as such (collectively, the “Buyer Indemnified Parties”) from, against and in respect of, and will pay to the Buyer Indemnified Parties the amount of, any damages, losses, charges, liabilities, claims, demands, Actions, settlements, Taxes, interest, penalties and expenses (including reasonable costs of investigation and reasonable attorneys’ fees and expenses), other than any consequential, incidental, lost profits, punitive, indirect or special damages (collectively, “Damages”) incurred or suffered by the Buyer Indemnified Parties, whether in respect of Third Party Claims, or claims between the parties hereto, provided such Damages arise out of or relate to (i) any breach of any representation or warranty made by Seller contained in this Agreement, without giving effect to any materiality or Material Adverse Effect qualifications therein except as set forth in Section 8.2(a)(i) of the Seller Disclosure Letter and without giving effect to the Knowledge qualifier in the last sentence of Section 3.19, (ii) any breach of any covenant or agreement of Seller contained in this Agreement or (iii) any Plan subject to the Laws of any jurisdiction outside of the United States.  Notwithstanding anything to the contrary contained herein, Seller’s obligation to indemnify the Buyer Indemnified Parties in respect of any environmental issues arising under any representation or warranty shall be limited exclusively to a breach of Section 3.22.

(b)                                 Buyer shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives in their capacity as such (collectively, the “Seller Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”) from, against and in respect of, and will pay to the Seller Indemnified Parties the amount of, any Damages incurred or suffered by the Seller Indemnified Parties, whether in respect of Third Party Claims, or claims between the parties hereto, provided such Damages arise out of or relate to (i) any breach of any representation or warranty made by Buyer contained in this Agreement, (ii) any breach of any covenant or agreement of Buyer contained in this Agreement or (iii) any Action by any Person arising before or after the Closing against any of the Seller Indemnified Parties with respect to the operations of the Company or its Subsidiaries, except for Actions in respect of which Seller is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 8.2(a).

(c)                                  Promptly upon the receipt by an Indemnified Party under Section 8.2(a) or Section 8.2(b) of any notice of the commencement of any action, claim or other matter brought by a third party (a “Third Party Claim”), such Person shall give notice of such Third Party Claim to the party from whom indemnification is sought (the “Indemnifying Party”), but the failure to give such notice shall not relieve any Indemnifying Party of any liability it may have to such Person, except to the extent the defense of such Third Party Claim is prejudiced by such Person’s failure to give notice.  If an Indemnified Party gives such notice, the Indemnifying Party, upon giving notice to such Indemnified Party, will be entitled to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s sole cost and expense and the Indemnifying Party will be entitled to prosecute, appeal, negotiate, resolve, settle, compromise, arbitrate or otherwise pursue such Third Party Claim, in whole or in part, subject to and in accordance with the provisions of this Agreement.  If the Indemnifying Party exercises its rights to assume the defense of such Third Party Claim, the Indemnifying Party shall have no obligation to indemnify or pay for or reimburse any Indemnified Party for any attorneys’ fees, investigation costs or litigation expenses incurred by the Indemnified Party after the assumption of the defense of such Third Party Claim.  The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim relating to the matters contemplated hereby if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto unless such settlement, compromise or consent includes an unconditional release of each such Indemnified Party from all liability arising or that may arise out of such Third Party Claim or provides solely for monetary relief satisfied by the Indemnifying Party.  The Indemnifying Party shall not be liable for any settlement of any Third Party Claim by an Indemnified Party without the Indemnifying Party’s written consent.

(d)                                 No claim may be asserted nor may any Action be commenced against an Indemnifying Party for breach of any representation or warranty, unless written notice of such claim or action is received by such party on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 8.1, regardless of whether the subject matter of such claim or Action shall have occurred before or after such date.

(e)                                  No indemnity shall be payable to any Indemnified Party with respect to any claim under this Section 8.2 resulting from any breach of any representation or warranty (except as set forth in the last sentence of this Section 8.2(e)) unless and until the aggregate of all Damages incurred or suffered by the Indemnified Party exceeds $25,000,000, and then only by Seller to the Buyer Indemnified Parties and by Buyer to the Seller Indemnified Parties to the extent of such excess; provided, further, however, that (i) the aggregate amount payable by Seller to the Buyer Indemnified Parties and by Buyer to the Seller Indemnified Parties with respect to claims under this Section 8.2 resulting from any breach of any representation or warranty other than a breach of Section 3.22 shall not exceed 4% of the Purchase Price, and (ii) the aggregate amount payable by Seller to the Buyer Indemnified Parties with respect to claims under this Section 8.2 resulting from any breach of any representation or warranty, including a breach of Section 3.22, shall not exceed 8% of the Purchase Price; provided, further, however, that Seller shall only pay one-half of any Damages incurred or suffered by the Buyer Indemnified Parties with respect to claims under this Section 8.2 resulting from any breach of Section 3.22 that are in excess of the 4% limitation, up to an aggregate amount payable by Seller to the Buyer Indemnified Parties equal to the 8% limitation.  Notwithstanding the foregoing, no deductible or limitation on the maximum aggregate amount payable to any indemnified party shall be applicable to (i) Damages arising out of breaches or inaccuracies in the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.6, Section 3.15, Section 3.23, Section 4.1, Section 4.2, and Section 4.8, (ii) Damages arising out of breaches of any covenant or obligation of Buyer or Seller under this Agreement, (iii) Damages arising out of or resulting from fraud by the Indemnifying Party or (iv)

Damages arising out of or relating to any Plan subject to the laws of any jurisdiction outside of the United States.

(f)                                    Absent fraud, the indemnity provided herein shall be the sole and exclusive remedy with respect to any Damages sustained or incurred resulting from any breach of any representation or warranty made by Seller or Buyer in this Agreement.

(g)                                 Notwithstanding anything to the contrary in this Section 8.2, the provisions of Section 8.2(c) shall not apply to the defense of any claims related to any Damages attributable to a breach of the representations and warranties set forth in Section 3.15 and (ii) giving rise to indemnification for Taxes under Section 5.12(a) ..  Such defense shall be exclusively governed by the provisions of Section 5.12(e).

(h)                                 The amount of any Damages payable under this Section 8.2 by the Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party under applicable insurance policies or from third parties and net of any Tax benefits actually received by the Indemnified Party as a result of incurring the Damages.  For purposes of the foregoing, an Indemnified Party will be deemed to have actually received a Tax benefit to the extent that the amount of Taxes payable by the Indemnified Party as shown on such Person’s Tax Return for the year in which the Damages are incurred or in an earlier year is reduced below the amount of Taxes that the Indemnified Party would have been required to pay in such year but for the deduction attributable to the incurrence of the Damages.

(i)                                     Each Indemnified Party shall use its reasonable best efforts, at the expense of the Indemnifying Party, to mitigate any claim or liability that an Indemnified Party asserts or is reasonably likely to assert under this Article VIII.

ARTICLE IX

MISCELLANEOUS

Section 9.1                                      Assignment; Binding Effect.  This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Buyer and Seller or Seller assigns its rights or obligations hereunder to one or more wholly-owned Subsidiaries; provided, however, Buyer shall be entitled to assign its rights and obligations hereunder, in whole or in part, to one or more of its Affiliates, without the prior written consent of Seller, but no such assignment shall relieve Buyer of its obligations hereunder.  Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.2                                      Choice of Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without regard to the conflicts of law principles of such state to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 9.3                                      Consent to Jurisdiction; Service of Process; Waiver of Jury Trial

(a)                                  With respect to any Action, each party irrevocably (i) agrees and consents to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the borough of Manhattan and (ii) waives any objection which it may have at any time to the laying of venue of any Action  brought in any such court, waives any claim that such Action has been brought in an inconvenient forum and further waives the right to object, with respect to such Action, that such court does not have any jurisdiction over such party.  The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of New York for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the respective parties to this Agreement.  Each of Seller and Buyer irrevocably agrees that service of any process, summons, notice or document by United States registered mail to such party’s address set forth in Section 9.4 shall be effective service of process for any Action in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 9.3.

(b)                                 Each of Buyer and Seller hereby waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation as between the parties directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto.  Each of Buyer and Seller acknowledge that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers in this Section 9.3(b).

(c)                                  In any dispute or proceeding arising under or in connection with this Agreement, Seller shall have the right, at its election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP to represent it in such matter and Buyer, for itself, its Affiliates and for its and their successors and assigns, hereby irrevocably waives any objections to and consents to any such representation in any such matter. Buyer, for itself, its Affiliates and for its and their successors and assigns, hereby irrevocably acknowledges and agrees that it will not seek to obtain by any process any attorney-client privileged communications between Seller and its counsel, including, without limitation, Skadden, Arps, Slate, Meagher & Flom LLP, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or proceeding arising under or in connection with, this Agreement, or any matter relating to any of the foregoing.

Section 9.4                                      Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, when sent by confirmed cable, telecopy or facsimile, when sent by an internationally recognized overnight courier service or when mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

Health Care Property Investors Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806
Attn:  Edward J. Henning
Fax:   (562) 733-5200

with a copy (which copy shall not constitute notice) to:

Latham & Watkins LLP
560 Town Center Drive, 20th Floor
Costa Mesa, California 92626
Attn:                  R. Scott Shean
                                                David C. Meckler
Fax:                         (714) 755-8290

If to Seller, to:

SEGRO plc
234 Bath Road
Slough
SL1 4EE
Attn:                  David Sleath
Fax:                         (44) 1753 577524

with a copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036-6522
Attn:                Eric J. Friedman, Esq.
Fax:                       (212) 735-2000

Section 9.5                                      Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.6                                      Fees and Expenses.  Except as otherwise specified in this Agreement, each party hereto shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, that Buyer shall be responsible for all Transfer Taxes attributable to the transactions contemplated hereby (as well as the filing of all Tax Returns with respect thereto).

Section 9.7                                      Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to such subject matter;

provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with their respective terms and this Agreement.

Section 9.8                                      Disclosure.  Any matter disclosed in any Section of the Seller Disclosure Letter shall be considered disclosed with respect to each other Section of the Seller Disclosure Letter provided that it is reasonably apparent from the face of such disclosure to be relevant to such other Section.  The inclusion of information in any Section of the Seller Disclosure Letter shall not be construed as an admission that such information is material or that such matter actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable.

Section 9.9                                      Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Seller and Buyer.  Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.10                                Third-Party Beneficiaries.  Except with respect to Section 5.17, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

Section 9.11                                Specific Performance.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 9.12                                Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.13                                Counterparts; Facsimile Signatures.  This Agreement may be executed or delivered (including by facsimile transmission) in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart.

Section 9.14                                No Right of Setoff.  No party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder against any amounts owed hereunder by such Persons to the other party hereto or any of such other party’s Affiliates.

Section 9.15                                Time of the Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time hereby is made expressly of the essence.

Section 9.16                                No Presumption Against Drafting Party.  Buyer and Seller each acknowledge that each has been represented by counsel in connection with this Agreement and the transactions contemplated hereby.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SEGRO PLC

By:	/s/ Ian D. Coull
	Name:	Ian D. Coull
	Title:	Chief Executive Officer

HEALTH CARE PROPERTY INVESTORS, INC.

By:	/s/ Edward J. Henning
	Name:	Edward J. Henning
	Title:	Executive Vice President

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	1
Action	2
Affected Employees	2, 37
Affiliate	2
Aggregate Company Indebtedness	2, 13
Aggregate Company Indebtedness Statement	2, 14
Agreement	2
Balance Sheet	2
Balance Sheet Date	2
Business Day	2
Buyer	1, 2
Buyer Expenses	2
Buyer Indemnified Parties	2, 56
CapEx Agreements	3, 26
Circular	3
Closing	3, 13
Closing Consideration	3, 14
Closing Date	3, 13
Closing Indebtedness	3
Code	3
Company	1, 3
Company Confidential Information	3
Company Contracts	3, 24
Company Indemnitees	3, 49
Company Intellectual Property	3
Company Lease	22
Company Leases	3, 22
Company Plan	3
Company Properties	19
Company Property	4, 19
Company Tenant Information	4
Company Title Insurance Policy	4, 20
Company Title Insurance Policy Effective Date	4, 20
Confidentiality Agreement	4
Contest	4, 45
Contract	4
Damages	4, 56
Debt Commitment Letters	31
Debt Financing	31
Development Property	4, 20
Dispute Notice	4, 14
Encumbrance	4
Environmental Claim	4
Environmental Laws	4, 5
ERISA	5
ERISA Affiliate	5
Estimated Aggregate Company Indebtedness	5, 14
Estimated Closing Adjustment	5, 14
Estimated Net Assets	5, 14
Existing Debt Agreements	5
Final Aggregate Company Indebtedness	5
Final Aggregate Company Indebtedness Adjustment	5
Final Closing Balance Sheet	5, 15
Final Net Assets	5, 15
Final Net Assets Adjustment	5
Financial Statements	5
Financing	5
Financing Alternative	5, 48
Financing Commitments	6
GAAP	6
Governmental Entity	6
Governmental Filings	6, 18
Guarantees	6, 49
Hazardous Materials	6
Indebtedness	6
Indemnified Parties	6, 56
Indemnifying Party	6, 56
Indemnity Agreement	6, 50
Independent Accounting Firm	6
Initial Purchase Price	7, 13
Intellectual Property	7
Intercompany Accounts	7
Interim Period	7
Investors	7
IRS	7
Knowledge of Seller	7
Law	7
Material Adverse Effect	7
Net Assets	8
Net Assets Carve-Outs	8
Net REIT Tax Amount	8
New Surveys	8

New Title Policy	8
Offering Materials	8, 47
Other Company Indebtedness	8
Outside Date	8, 53
Payoff Amount	8
Permits	8, 27
Permitted Encumbrances	8
Person	8
Plan	8
Planned Development Property	20
Planned Development Property	9
Post-Closing Period	9
Pre-Closing Period	9
Preliminary Closing Balance Sheet	9, 14
Preliminary Net Assets	9, 14
Preliminary Net Assets Statement	9, 14
Property Restrictions	9, 19
Purchase Price	9, 12
Reference Net Assets	9
Registered IP	9, 28
REIT	9
Release	9
Rent Roll	10
Repayment Premiums	10
Representatives	10
Required Amount	10, 32
Reverse Termination Fee	10, 55
Slough Marks	10, 48
Sale	1
Securities Act	10
Seller	1, 10
Seller Confidential Information	10
Seller Disclosure Letter	10
Seller Indemnified Parties	10, 56
Seller Recommendation	10, 36
Seller Shareholder Approval	10
Seller Shareholders’ Meeting	10, 36
Seller Shares	10
Seller Tenant Information	11
Shares	1, 11
Solvent	11
STE	11
Straddle Contest	11, 46
Subsidiary	11
Tax	11
Tax Indemnifying Party	11, 42
Tax Notice	11, 45
Tax Return	11
Taxes	11
Termination Fee	12, 55
Third Party Claim	12, 56
Transfer Taxes	12
UKLA	12